Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Peoples Educational Holdings, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	8200	41-1368898
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
299 Market Street
Saddle Brook, New Jersey 07663-5316
(201) 712-0090
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Brian T. Beckwith
President and Chief Executive Officer
Peoples Educational Holdings, Inc.
299 Market Street
Saddle Brook, New Jersey 07663-5316
(201) 712-0090
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Eric O. Madson, Esq. Karin L. Vaccaro, Esq. Robins, Kaplan, Miller & Ciresi L.L.P. 2800 LaSalle Plaza 800 LaSalle Avenue Minneapolis, Minnesota 55402-2015 (612) 349-8500	Girard P. Miller, Esq. Lindquist & Vennum P.L.L.P. 4200 IDS Center 80 South Eighth Street Minneapolis, Minnesota 55402-2100 (612) 371-3211
     Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box:    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Each Class	Amount To Be	Maximum Offering	Maximum Aggregate	Amount of
of Securities to be Registered	Registered	Price Per Share	Offering Price	Registration Fee

Common stock, par value $0.02 per share	575,000	$8.00(1)	$4,600,000	$542

(1)	Estimated solely for purposes of calculating the registration fee.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 5, 2005
PROSPECTUS
Peoples Educational Holdings, Inc.
500,000 Shares
Common Stock
     We are offering 500,000 shares of our common stock. Our common stock is quoted for trading on the OTC Bulletin Board under the symbol “PEDH.OB”. The last reported bid price for our common stock on the OTC Bulletin Board on March 31, 2005 was $6.50 per share. Upon the effectiveness of this registration statement, our common stock will be quoted on the Nasdaq SmallCap Market under the symbol “PEDH.”

     See “Risk Factors” beginning on page 6 to read about the risks that you should consider before buying any shares of our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Peoples Educational Holdings, Inc.	$	$
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     The underwriter may purchase up to 75,000 additional shares of our common stock at the public offering price, less underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any.
The date of this Prospectus is                     , 2005.

      You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with different information. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock. Our business, financial condition or results of operations may have changed since that date.
      Measuring Up®, Measuring Up e-Pathtm, Personal Prescriptive Pathtm, HQTtm and Step Up to Successtm are our trademarks and service marks. This prospectus also contains trademarks and service marks belonging to other entities.
      Any reference in this prospectus to “we” or “us” includes both Peoples Educational Holdings, Inc. and our wholly-owned operating subsidiary, The Peoples Publishing Group, Inc.

PROSPECTUS SUMMARY
      The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the risk factors and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.
Peoples Educational Holdings, Inc.
      We publish, distribute and market supplemental educational materials, including books, technology, classroom assessment tools and professional development materials, for the K-12 market. We develop and sell our own proprietary products and also distribute other publishers’ products.
      Supplemental educational materials come in many forms including print, electronic, and instructional software. As used here, the term supplemental refers to all educational materials other than school supplies and basal textbooks. Teachers use supplemental educational materials to enhance or enrich textbooks and to provide different approaches to help students learn. Supplemental educational materials are predominantly soft cover books that are sold to schools through catalogs, direct mail, employee sales representatives and independent contractor sales representatives.
      The market for supplemental educational materials has been significantly impacted by the standards-based education reform movement. This movement, initiated by states and local schools in the 1980s, gained momentum in the 1990s and was crystallized as national policy in the revised Elementary and Secondary Education Act, also known as the “No Child Left Behind Act” (the “NCLB”), in 2002. The NCLB requires states, schools and school districts to conduct standardized testing of students and holds schools accountable for their progress in meeting goals. Federal funding for education under the NCLB is available only to states that have established educational standards. These requirements have brought a greater sense of urgency to existing state and local efforts to raise student achievement and have expanded nationwide the use of standards-based accountability systems to assess education quality. In response to the NCLB, all states have adopted educational standards and are implementing standards-based testing programs to measure the performance of their schools and students against those standards. As a result, there is an increased demand for standards-based supplemental educational materials for use in preparing students for these new standards-based tests and addressing the expanding need of schools for related assessment programs.
      We made expenditures for deferred prepublication costs for new and revised products of $8.0 million in 2004 and $4.6 million in 2003. Our revenue has increased by $13.7 million, or 72.6%, from 2002 to 2004, principally due to a $13.0 million increase in revenue from our test preparation and assessment products.
      The market for supplemental educational materials consists of a $2.8-3.0 billion market of distinct niches. Our strategy is to develop and acquire products for particular niches. Our current product lines consist of supplemental educational materials in four market niches:

•	Test Preparation and Assessment: We create and sell print and Internet materials for use by schools to help prepare students for required state proficiency tests, grades 2-12. Our proprietary Measuring Up® test preparation and assessment products are standards-based, state-customized, instruction and classroom assessment tools designed to be an integral part of a school’s instructional program throughout the school year. In 2003, we completed the rollout of our proprietary standards-based test preparation and assessment materials into Texas and entered two new states, California and Michigan. In 2004, we entered Georgia, and now publish state-specific titles in eleven states. We plan to enter new states, and continue to fill out the test preparation and assessment product line in existing states with the addition of new grades and subject areas.

In addition to our Measuring Up® print products, we launched our first electronic product into Texas in the fall of 2003. Measuring Up e-Pathtm is an Internet-delivered assessment product developed for us by Cisco Learning Institute. Measuring Up e-Pathtm enables schools and school districts to provide classroom level assessments, which, in turn, allows for informed instruction relative to state standards. Measuring Up e-Pathtm delivers a detailed prescriptive instructional path for individual students tied into our other instructional materials or to other products in use within a school or district. The strategy is to help educators assess a child’s strengths and weaknesses relative to the state standards and then provide a Personal Prescriptive Pathtm, or individualized learning plan, for remediation. The assessment data can be aggregated, using NCLB-compliant reporting at the classroom, school and district level and can be used to drive not only student learning, but teacher professional development as well.

The demand for state-specific, standards-based test preparation and prescriptive assessment products has increased as states build out their accountability systems in response to the NCLB. The state standards-based accountability movement presently is strong, often requiring that students and teachers demonstrate improvement beyond the federal requirements. Our customized, state-specific products, which provide for standards-based assessment and informed instruction, are designed to meet the needs of this market. Our test preparation and assessment products focus on teaching the state standards in a highly comprehensive manner.

•	College Preparation: We have the exclusive U.S. high school distribution rights for college textbooks and related instruction materials published by two major college publishers. In 2004, we expanded our product offerings by entering into semi-exclusive (exclusive for certain market segments and geographical areas) distribution contracts with four additional publishers. In addition to these distributed products, we also began publishing our own proprietary products for the college preparation market with the release of six new products. The college preparation products that we offer are utilized in a wide range of advanced placement, honors, electives and other high level high school courses.

•	Instruction: In response to the market demands generated by the NCLB, we made a strategic decision in 2003 to shift our focus of this product line from general remedial instruction and multicultural education materials to state-specific, standards-based materials. In late 2003, we hired an editorial team in Austin, Texas to develop supplemental educational materials for this market niche. The first products from this group were published late in the fall of 2004. These materials provide supplemental instruction on particular subject areas such as reading, mathematics and language arts. We continue to distribute remedial and multicultural texts and related materials that were previously developed by us, but we are not investing in any new development for these products.

•	Professional Development: In late December 2004, we released our first professional development products, which are print-based products for the continuing education of teachers. Our proprietary Highly Qualified Teacher or “HQTtm” modules are designed to meet the professional development content standards promulgated by states under the NCLB, as well as the federal Highly Qualified Teacher standards. In addition to publishing proprietary products in the professional development market niche, we also have a nonexclusive distribution agreement under which we distribute products published by one of the largest professional development associations.
      Most of our proprietary products are state-specific, standards-based products designed to teach various subjects at particular grade levels. We currently offer versions of our Measuring Up® products in the following eleven states: California, Florida, Georgia, Illinois, Michigan, New Jersey, New York, Ohio, Pennsylvania, Texas and Virginia. The core of our business strategy is to expand our Measuring Up® product offerings into additional subject areas and additional grade levels in each of these states and to develop state-specific materials for additional states. Our Measuring Up® products compete in the test preparation and assessment market niche. In late 2004 we also began offering complementary products in the instructional market niche and the professional development market niche.

Background; Office Location
      Peoples Educational Holdings, Inc. is a Delaware corporation formed in 2001. We conduct our business through our wholly-owned subsidiary, The Peoples Publishing Group, Inc., a Delaware corporation (“PPG”). PPG was founded in 1989 by James J. Peoples, our current Chairperson, and by Diane M. Miller, our current Executive Vice President, and began operations in 1990 with the acquisition of a small supplemental educational product line aimed at providing remedial education materials to high schools.
      Our principal executive offices are located at 299 Market Street, Saddle Brook, New Jersey 07663 and our telephone number is (201) 712-0090. Our Internet site is located at www.peoplespublishing.com. The information contained in our Internet site is not a part of this prospectus.
Risks Affecting Our Business
      Our business is subject to numerous risks as discussed more fully in the “Risk Factors” section of this prospectus. A description of material risks that affect our business can also be found under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The Offering

Common stock offered by us	500,000 shares
Common stock outstanding after the offering(1)(2)	4,309,198 shares
Use of Proceeds	To fund the development of new and revised proprietary products, enhance our sales and marketing capabilities and create product marketing programs, and fund general and administrative expenses, working capital needs, and other general corporate purposes. See “Use of Proceeds.”
Nasdaq SmallCap Market Symbol(3)	PEDH

(1)	The number of shares of common stock outstanding after the offering is based on 3,809,198 shares of common stock outstanding as of March 11, 2005, and excludes, as of that date:

•	805,175 shares of our common stock issuable upon exercise of currently outstanding options under our 1998 Stock Plan, at a weighted average exercise price of $3.18 per share;

•	109,998 shares of our common stock reserved for future grants under our 1998 Stock Plan;

•	37,500 shares of our common stock issuable upon exercise of currently outstanding options granted outside of our 1998 Stock Plan, at an exercise price of $3.00 per share; and

•	50,000 shares of our common stock issuable upon exercise of the underwriter’s warrant at a price per share of 120% of the offering price.

(2)	The number of shares of common stock outstanding after the offering does not include up to 75,000 shares to be sold by us if the underwriter exercises its over-allotment option in full, as described under “Underwriting.”

(3)	Upon the effectiveness of this registration statement, our common stock will be quoted on the Nasdaq SmallCap Market under the symbol “PEDH”; it currently is quoted on the OTC Bulletin Board under the symbol: PEDH.OB.

Summary Financial Data
      The following tables summarize our financial information. You should read this information together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. Historical results are not necessarily indicative of the results of operations expected for future periods.

	Fiscal Year Ended December 31,

	2004	2003	2002

Statements of Income Data:
Revenue, net:
Test preparation and assessment	$20,611,251	$16,298,382	$7,630,256
College preparation	11,065,052	10,134,262	9,867,939
Instruction	810,867	1,382,004	1,327,029

Total	$32,487,170	$27,814,648	$18,825,224
Gross profit	$15,185,246	$12,520,532	$7,766,564
Income from operations	$2,399,934	$2,079,267	$1,027,205
Net income	$1,410,412	$1,218,273	$575,182
Net income per common share:
Basic	$0.37	$0.35	$0.18
Diluted	$0.34	$0.34	$0.17
Weighted average number of common shares outstanding:
Basic	3,809,198	3,519,677	3,216,933
Diluted	4,208,617	3,620,662	3,302,742

	December 31, 2004

	Actual	As Adjusted(1)

Balance Sheet Data:
Working capital (deficit)	$(622,615)
Total assets	$17,146,014
Long-term liabilities	$3,408,379	$3,408,379
Stockholders’ equity	$8,551,211

(1)	As adjusted to give effect to the sale by us of 500,000 shares of our common stock in this offering at an assumed public offering price of $ per share and the receipt by us of the estimated $ million in net proceeds from our sale of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements that are based on our beliefs, assumptions and expectations of future events taking into account the information currently available to us. All statements other than statements of historical fact contained in this prospectus are forward-looking statements. Many of the forward-looking statements are contained in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, financial condition or achievements to differ materially from the expected future results, performance, financial condition or achievements as expressed or implied in any forward-looking statements. Factors that could contribute to these differences include but are not limited to:

•	federal, state and local levels of educational spending;

•	changes to or a repeal of the No Child Left Behind Act;

•	our ability to respond to rapidly changing technologies and related changes in our industry;

•	the impact of competitive products and pricing;

•	changes in demand from customers;

•	variations in product mix;

•	variations in the level of operating expenses;

•	our ability to retain qualified personnel;

•	our ability to retain our exclusive distribution agreements in the college preparation market;

•	the sufficiency of our copyright protection;

•	our ability to continue to rely on the services of a third party warehouse;

•	our ability to continue to borrow money on commercially reasonable terms;

•	changes in general economic conditions; and

•	other factors discussed in “Risk Factors.”
      In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “seeks,” “predicts,” “projects,” “strives,” “potential,” “objective,” “may,” “could,” “should,” “would,” “will” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events, are based on our assumptions, and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement completely and with the understanding that our actual future results may be materially different from what we expect them to be.
      Our forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

RISK FACTORS
      An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before purchasing shares offered pursuant to this prospectus. If any of the following risks are actually realized, our business, financial condition, operating results or cash provided by operations could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment. When determining whether to buy our common stock, you should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.
Risks Relating to Our Business

If the federal No Child Left Behind Act is materially changed or repealed, or found unconstitutional, our revenue and profitability would be materially adversely affected.
      The market for supplemental educational materials has been significantly impacted by the revised Elementary and Secondary Education Act, also known as the “No Child Left Behind Act” which was enacted in 2002. A substantial portion of our revenue growth since 2002 is attributable to the sale of proprietary materials that we developed based on standards adopted by states in response to this legislation. The NCLB and its implementation have been criticized by representatives of states and schools, including complaints that federal funding is not sufficient to carry out all aspects of the NCLB. At least one school district has filed a lawsuit in federal court challenging the statute. If the legislation is repealed, found to be unconstitutional or is amended in a manner that results in reduced state participation, our revenue and profitability would be materially adversely affected.

Legislation reducing government funding to our customers, a delay in government appropriations, or a change in federally mandated or state standards-based testing legislation would have a material adverse effect on our revenue.
      A significant portion of our total net revenue is derived from customers that are primarily dependent on various sources of government funding, including funding from federal, state and local governments. The No Child Left Behind Act established requirements for states, schools and school districts to test students and ensure that all teachers are highly qualified, but representatives of states and schools have complained that federal funding is not sufficient to carry out all aspects of the NCLB. If adequate funding is not provided by federal, state or local governments, the demand for our products would be materially adversely affected.
      The government appropriations process is often slow, unpredictable and subject to factors outside our control. Many of our customers may use the same sources of funding. Accordingly, any substantial reduction or delay in governmental funding earmarked for educational materials would have a material adverse effect on our revenue.

Fluctuations in our quarterly results may adversely affect our stock price.
      Our revenue and profitability fluctuate significantly during the fiscal year as a result of many factors, including the capital and operating spending patterns of our customers, the size, timing and product mix of orders, and the amount and timing of our investment in developing and introducing additional proprietary products. We sell our products directly to public and private schools and school districts and our sales are affected by both the financial condition and the management decisions of our customers and economic conditions generally. These seasonal fluctuations in our quarterly results may negatively affect our stock price.

Loss of either of our exclusive distributorship contracts with major college publishers could have a material adverse effect on our business or operating results.
      We have the exclusive U.S. high school distribution rights for college textbooks and related instruction materials published by two major college publishers. The exclusive distribution agreements cover each publisher’s college products and certain trade and professional products. The expiration or the termination of either of these agreements by the publisher or the inability of either publisher to continue doing business could have a material adverse effect on our revenue and net income. One of the agreements will expire in September 2006 and the other agreement will expire in September 2008. If we are unable to successfully negotiate, with each of these publishers, renewed exclusive distributorship contracts with similar terms, we may experience a material adverse effect on our business and operating results.

Misuse, misappropriation or other loss of our proprietary rights could have a material adverse effect on our results of operations.
      Our success depends in part on our intellectual property rights in the products that we develop. We rely primarily on a combination of registered and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect our proprietary rights. We have a federal trademark registration for the Measuring Up® trademark. We have applied for federal trademark registrations for the Measuring Up e-Pathtm, Personal Prescriptive Pathtm, HQTtm, Step Up to Successtm and other marks. We have not applied for trademark registration at the state level, but have instead relied on our federal registration and state common law rights to protect our proprietary information. In addition, we own or license all copyrights in our proprietary educational materials. Although we believe we have adequately protected our copyrights, defending or enforcing our intellectual property rights could result in substantial costs and a diversion of management’s attention and resources, which could materially affect our business, financial condition, cash flows or results of operations. The loss of our copyrights or failure of copyright protection could have a material adverse effect on our results of operations.
      We do not include any mechanisms in our materials or products to prevent or inhibit unauthorized copying. We have no knowledge of the unauthorized copying of our books or products. However, if such copying or misuse were to occur to any substantial degree, our results of operations could be materially adversely affected. In addition, our U.S. registrations may not be enforceable or effective in protecting our trademarks and copyrights, especially outside of the U.S.
      Although we believe our materials and products have been independently developed and do not infringe on the rights of others, third parties may assert infringement claims against us in the future. We may be required to modify our materials, products or technologies or obtain a license to permit our continued use of those rights. We may not be able to do so in a timely manner or upon reasonable terms and conditions. Failure to do so could harm our business and operating results.

Failure to retain our key executives or attract and retain qualified personnel could have a material adverse effect on our business and operating results.
      The loss of one or more of our executive officers or other key personnel could inhibit the development of our business and, accordingly, harm our business and operating results. Qualified personnel are in great demand in our industry. Successful execution of our business strategy depends on our ability to continue to develop and produce high quality proprietary supplemental educational materials. Our future success depends in large part on the continued service of our key editorial, operations, marketing and sales personnel and on our ability to continue to attract, motivate and retain highly qualified employees. Our key employees may terminate their employment with us at any time. There is competition within the industry for such employees and the process of locating key technical and management personnel with suitable skills may be difficult.

Competition in our industry is intense and could adversely affect our performance.
      Our industry is intensely competitive, rapidly evolving and subject to technological change. Demand for particular books, products and technology may be adversely affected by the increasing number of competitive products from which a prospective customer may choose. We compete primarily against other organizations offering educational books, software and related materials. Our competitors include several large companies with substantially greater financial, technical and marketing resources than ours. We compete with companies providing single-title retail products, Internet content and service providers. Existing competitors may broaden their product lines and potential competitors may enter the market or increase their focus on e-learning, resulting in greater competition for us. Increased competition in our industry could result in price reductions, reduced operating margins or loss of market share, which could seriously harm our business, cash flows and operating results.

Our future success will depend on our ability to adapt to technological changes and meet evolving standards in the supplemental educational materials industry.
      We may encounter difficulties responding to technological changes, which could delay our introduction of products and services or other existing products and services. The supplemental educational materials industry is characterized by rapid technological change and obsolescence, frequent product introduction, and evolving standards. Our future success will depend, to a significant extent, on our ability to enhance our existing products, develop and introduce new products, satisfy an expanded range of customer needs and achieve market acceptance. We may not have sufficient resources to make the necessary investments to develop and implement the technological advances required to maintain our competitive position.

We may not be able to sustain our profitability in the future.
      Our future revenue and profitability, if any, will depend upon various factors, including continued market acceptance of our products. We have made significant investments in developing publications and expect to continue to incur these prepublication expenses associated with the development of additional products and expanded product lines. These costs and expenses include, but are not limited to, editorial expenses, writing, page design and makeup, art and other permissions, prepress and any other costs incurred until the completion of the product and other product development and enhancement costs. As a result of these expenses, we will need to generate significant revenue to sustain our profitability.
Risks Related to this Offering and Ownership of Our Common Stock

Our principal stockholders own a large percentage of our voting stock which will allow them to control substantially all matters requiring stockholder approval.
      Currently, our largest stockholder beneficially owns approximately 47.6% of our outstanding shares of common stock and will own approximately 42.1% of our outstanding shares after the offering. Our officers and directors beneficially own, in the aggregate, approximately 73.1% of our common stock, including any options they may hold that are exercisable within 60 days and will own approximately 65.6% after the offering, including such options. Because of such concentration of ownership, our management and our largest stockholder will be able to significantly affect our affairs, including the election of the Board of Directors.

If an active trading market for our common stock does not develop, the value and liquidity of your investment in our common stock could be adversely affected.
      Our common stock has been quoted for trading on the OTC Bulletin Board since September 10, 2004. Before that date, there was no established public trading market for our common stock. There is a limited history of public trading for our stock and the trading volume of our common stock on the OTC Bulletin Board has been consistently low. Upon the effectiveness of this registration statement, our common stock will be quoted on the Nasdaq SmallCap Market but we may not be able to maintain this listing or the trading volume for our common stock may nevertheless continue to be low. Additionally, sales of substantial amounts of common stock into the public market by our stockholders could adversely affect the market price for our common stock.

The trading price of our common stock may become volatile and could decline.
      The price for our common stock may become volatile and could fall below the price you pay in this offering. The market price of our common stock may decline in the future for a variety of reasons, including:

•	variations in our revenue and profitability;

•	variations in quarterly operating results due to seasonal fluctuations in our business;

•	changes in earnings estimates by analysts;

•	announcements of new contracts or product offerings by us or our competitors;

•	disputes or other developments concerning proprietary rights;

•	departures of key personnel;

•	adverse legislative changes; or

•	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments.
      In particular, the realization of any of the risks described in these “Risk Factors” could have a dramatic and materially adverse impact on the market price of our common stock. In addition, the stock market and the Nasdaq Stock Market in particular have experienced significant price and volume fluctuations. These fluctuations may continue to occur and disproportionately impact our stock price. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. This type of litigation could result in substantial costs and a diversion of management’s attention and resources, which could materially affect our business, financial condition, cash flows or results of operations.

Because it is unlikely that we will pay dividends, you will only be able to benefit from holding our stock if the stock price appreciates.
      We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. Under the terms of our bank credit facility, we are prohibited from paying any dividends without the consent of the bank. As a result, you will not experience a return on your investment unless the price of our common stock appreciates and you sell your shares of common stock.

Our certificate of incorporation and Delaware law may discourage an acquisition that could deprive our stockholders of opportunities to sell their shares at prices higher than prevailing market prices.
      Provisions of our certificate of incorporation and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We may issue shares of preferred stock in the future without stockholder approval and upon such terms as our board of directors may determine. Our issuance of this preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding stock and potentially prevent the payment of a premium to stockholders in an acquisition.

USE OF PROCEEDS
      We estimate that the net proceeds from our sale of 500,000 shares of common stock in this offering will be approximately $                    , or approximately $                    if the underwriter exercises its over-allotment option in full. This estimate is based upon a public offering price of $          per share less estimated underwriting discounts and commissions and offering expenses payable by us.
      The principal purposes of this offering are to obtain additional capital, establish a more active public market for our common stock, facilitate future access to the public markets and provide increased visibility in the market. We intend to use these net proceeds approximately as follows:

•	60% to fund the development of new and revised proprietary products for sale both in new states and states where we currently have a market presence;

•	20% to enhance our sales and marketing capabilities and create product marketing programs; and

•	20% to fund general and administrative expenses, working capital needs, and other general corporate purposes.
      We believe that the proceeds from this offering, together with anticipated revenue and borrowings under bank credit facilities, will be sufficient to fund our operations during 2005. We have based this estimate on assumptions that may prove to be incorrect. Our operating plan may change in the future and the amounts and timing of our actual expenditures, and consequently our future capital requirements, will depend upon numerous factors, including levels of educational spending by federal, state and local bodies, the capital and operating spending patterns of our customers, the impact of competitive products and pricing, variations in product mix, the amount and timing of our investment in developing and introducing additional proprietary products, and our ability to continue to borrow money on commercially reasonable terms.
      Pending use of the proceeds from this offering as described above or otherwise, we intend to invest the net proceeds in short-term interest-bearing, investment grade securities.

CAPITALIZATION
      The following table sets forth our cash and capitalization as of December 31, 2004:

•	on an actual basis; and

•	on a pro forma basis to give effect to the sale by us of 500,000 shares of our common stock in this offering at an assumed public offering price of $ per share and the receipt by us of the estimated $ million in net proceeds from our sale of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
      You should read the information below in conjunction with the consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	December 31, 2004

	Actual	Pro Forma

Total current liabilities	$5,186,424		$5,186,424
Long-term obligations, less current maturities	3,275,379		3,275,379
Deferred income taxes	133,000		133,000
Stockholders’ equity:
Common stock, par value $0.02 per share; 8,500,000 shares authorized; 3,809,198 shares issued and outstanding actual, and 4,309,198 shares issued and outstanding pro forma	76,184		86,184
Additional paid-in capital	4,796,829
Retained earnings	3,678,198		3,678,198

Total stockholders’ equity	8,551,211

Total liabilities and stockholders’ equity	$17,146,014	$

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market for Common Stock
      Our common stock has been quoted for trading on the OTC Bulletin Board under the symbol “PEDH.OB” since September 10, 2004. Before that date, there was no established public trading market for our common stock. The following table sets forth, for the periods indicated, the available high and low closing bid quotations for the common stock for the third and fourth quarters of 2004 and the first quarter of 2005, as reported by the OTC Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

	High	Low

2004
Third Quarter (commencing September 10, 2004)	$3.00	$3.00
Fourth Quarter	$8.00	$3.00
2005
First Quarter	$6.50	$5.75
      On March 31, 2005, the last reported bid price of our common stock on the OTC Bulletin Board was $6.50 per share. Upon the effectiveness of this registration statement, our common stock will be quoted on the Nasdaq SmallCap Market under the symbol “PEDH.”
Record Holders
      There were approximately 171 stockholders of record as of February 10, 2005, including the Depository Trust Company, which held 60,690 shares.
Dividends
      We have not paid dividends on our common stock and do not presently plan to pay dividends on our common stock for the foreseeable future. We plan to retain all net earnings, if any, to fund the development of our business. Under the terms of our bank credit facility, we are prohibited from paying any dividends without the consent of the bank. Subject to such limitations, our Board of Directors has sole discretion over the declaration and payment of future dividends. The right of our Board of Directors to declare dividends is also subject to the availability of sufficient funds to pay dividends. Any future dividends will depend upon our profitability, financial condition, cash requirements, future prospects, general business condition, the terms of our debt agreements and other factors our Board of Directors believes are relevant.

SELECTED FINANCIAL DATA
      You should read the selected financial data presented below in conjunction with the consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected financial data presented below under the heading “Statements of Operations Data” for the years ended December 31, 2004, 2003 and 2002 and the selected financial data presented below under the heading “Balance Sheet Data” as of December 31, 2004 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected financial data presented below under the heading “Statements of Operations Data” for the years ended December 31, 2001 and 2000, and the selected financial data presented below under the heading “Balance Sheet Data” as of December 31, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements that are not included in this prospectus. Historical results are not necessarily indicative of the results of operations to be expected for future periods. See Note 2 of “Notes to Consolidated Financial Statements” for a description of the method used to compute basic and diluted net income per share applicable to the holders of our common stock.

	Fiscal Year Ended December 31,

	2004	2003	2002	2001	2000

Statements of Operations Data:
Revenue, net	$32,487,170	$27,814,648	$18,825,224	$15,755,193	$13,805,658
Cost of revenue:
Direct costs	13,963,631	13,049,452	9,846,294	8,327,985	8,306,025
Prepublication cost amortization	3,338,293	2,244,664	1,212,366	730,526	439,620

Total	17,301,924	15,294,116	11,058,660	9,058,511	8,745,645

Gross profit	15,185,246	12,520,532	7,766,564	6,696,682	5,060,013
Selling, general and administrative expenses	12,785,312	10,441,285	6,739,359	5,454,168	4,100,186

Income from operations	2,399,934	2,079,267	1,027,205	1,242,514	959,827
Nonoperating expense:
Interest	(89,572)	(109,709)	(96,235)	(92,114)	(61,829)
Other	(21,950)	(8,285)	(6,788)	—	—

Income before income taxes	2,288,412	1,961,273	924,182	1,150,400	897,998
Federal and state income taxes	878,000	743,000	349,000	445,000	279,000

Net income	$1,410,412	$1,218,273	$575,182	$705,400	$618,998

Net income per common share:
Basic	$0.37	$0.35	$0.18	$0.22	$0.20
Diluted	$0.34	$0.34	$0.17	$0.22	$0.19
Weighted average number of common shares outstanding:
Basic	3,809,198	3,519,677	3,216,933	3,211,516	3,167,713
Diluted	4,208,617	3,620,662	3,302,742	3,258,813	3,209,474
Balance Sheet Data:
Working capital (deficit)	$(622,615)	$(391,624)	$475,393	$1,566,508	$1,305,736
Total assets	17,146,014	11,531,987	8,097,285	6,905,555	5,282,701
Long-term obligations	3,408,379	197,545	1,873,544	1,584,801	1,056,659
Stockholders’ equity	8,551,211	7,140,799	3,743,391	3,168,209	2,446,955

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to our consolidated financial statements and with “Selected Financial Information” included elsewhere in this prospectus. This discussion contains certain statements of a forward-looking nature that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated by such forward-looking statements.
Overview
      We publish, distribute and market supplemental educational materials (instructional materials other than basal textbooks) for the K-12 market. We develop and sell our own proprietary products and also distribute other publishers’ products. Our current product lines consist of supplemental educational materials in four market niches:

•	Test Preparation and Assessment: We create and sell supplemental educational materials targeted to grades 2-12 in both print and Internet formats, to help students prepare for state proficiency tests based on NCLB standards. Our proprietary Measuring Up® test preparation and assessment products are standards- based, state-customized, instruction and classroom assessment tools designed to be an integral part of a school’s instructional program throughout the school year. Our proprietary print-based Measuring Up® products are currently sold in 11 states and our recently launched Internet-based Measuring Up ePathtm product is currently sold in one state.

•	College Preparation: We have the exclusive U.S. high school distribution rights for college textbooks and related instruction materials published by two major college publishers. In 2004, we expanded our product offerings by entering into semi-exclusive (exclusive for certain market segments and geographical areas) distribution contracts with four additional publishers. In addition to these distributed products, we also began publishing our own proprietary products for the college preparation market with the release of six new products. The college preparation products that we offer are utilized in a wide range of advanced placement, honors, electives and other high level high school courses.

•	Instruction: In response to the market demands generated by the NCLB, we made a strategic decision in 2003 to shift our focus of this product line from general remedial instruction and multicultural education materials to state-specific, standards-based materials. We continue to distribute remedial and multicultural texts and related materials that were previously developed by us, but we are not investing in any new development for these products. In furtherance of this shift, late in 2003, we hired an editorial team in Austin, Texas to develop reading, mathematics and language arts supplemental educational materials for this market niche. The first products from this group were published late in the fall of 2004.

•	Professional Development: In late December 2004, we released our first professional development products, which are print-based products for the continuing education of teachers. Our proprietary Highly Qualified Teacher or “HQTtm” modules are designed to meet the professional development content standards promulgated by states under the NCLB, as well as the federal Highly Qualified Teacher standards. In addition to publishing proprietary products in the professional development market niche, we also have a nonexclusive distribution agreement under which we distribute products published by one of the largest professional development associations.
      We made expenditures for deferred prepublication costs for new and revised products of $8.0 million in 2004 and $4.6 million in 2003. Our revenue has increased by $13.7 million, or 72.6%, from 2002 to 2004, principally due to a $13.0 million increase in revenue from our test preparation and assessment products.

Critical Accounting Policies and Significant Estimates
      Our significant accounting policies and significant estimates are summarized in the footnotes to our consolidated financial statements. Some of our accounting policies require management to exercise significant judgment in selecting the appropriate assumptions for calculating financial estimates. These judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, known trends in our industry, terms of existing contracts and other information from outside sources, as appropriate. Actual results may differ from these estimates under different assumptions and conditions. Certain of the most critical policies that require significant judgment are as follows:

Revenue Recognition
      We recognize revenue upon shipment and estimate returns, if the right of return exists. The allowances for returns are recorded as a reduction of accounts receivable and are determined based on our historical returns experience, which we monitor on a monthly and annual basis. We recognize our subscription-based revenue on Measuring Up e-Path,tm pro rata over the life of the agreement.

Deferred Prepublication Costs
      We record deferred prepublication costs at their original cost and amortize those costs over a three or five year period, based on the estimated lives of the related publications. We periodically review the net carrying value of the deferred prepublication costs and compare these deferred prepublication costs to an estimate of future sales. If future sales are not sufficient to realize the net carrying value of the asset, we recognize an impairment charge.

Allowance for Doubtful Accounts
      We provide credit to our customers on a customer-by-customer basis. We review our accounts receivable aging on a monthly basis along with historical loss experience to estimate our allowance for doubtful accounts. We believe that the allowances for doubtful accounts of $40,000 are adequate for any exposure to loss at December 31, 2004 and at December 31, 2003.

Allowance for Excess and Slow-Moving Inventory
      We continuously monitor our inventory on hand for salability. This monitoring includes a review of historical sales experience, projected sales activity by title and any planned changes to a title that is known by management. We establish a reserve for or write down any slow-moving or non-salable inventory that we identify. We believe that the reserve of $70,000 at December 31, 2004 and the reserve of $187,000 at December 31, 2003 are adequate to cover our inventory loss exposure.
Results of Operations

Revenue
      Revenue, net of returns, increased 16.8% for 2004 over 2003, and 47.8% for 2003 over 2002. These increases were led by a 26.5% growth in test preparation and assessment revenue in 2004 and a 113.6% growth in test preparation and assessment revenue in 2003, as reflected in the following table.

				% Increase (Decrease)

	2004	2003	2002	’04 vs. ’03	’03 vs. ’02

Net Revenue
Test preparation and assessment	$20,611,251	$16,298,382	$7,630,256	26.5%	113.6%
College preparation	11,065,052	10,134,262	9,867,939	9.2%	2.7%
Instruction	810,867	1,382,004	1,327,029	(41.3)%	4.1%

Total net revenue	$32,487,170	$27,814,648	$18,825,224	16.8%	47.8%

Test Preparation and Assessment
      Test preparation and assessment product line revenue was $20.6 million in 2004 compared to $16.3 million in 2003 and $7.6 million in 2002. The revenue growth of 26.5% in 2004 is attributable primarily to increased market penetration, the release of new products into existing states, and to a lesser extent, the publication of new products into California, a state which we entered in late 2003, and the release of Measuring Up e-Pathtm in the fall of 2003. The revenue growth of 113.6% in 2003 was attributable to increased market penetration within states where we have products and the release of new products into new states. As of December 31, 2004, we published state-specific products for eleven states compared to ten at the end of 2003 and eight at the end of 2002. All of our test preparation and assessment products are proprietary, and we believe this niche will continue to provide significant revenue in the future. The test preparation and assessment market is highly competitive, and we expect our competitors to pursue similar development and expansion efforts.

College Preparation
      College preparation product line revenue was $11.1 million in 2004 compared to $10.1 million in 2003 and $9.9 million in 2002. The 9.2% increase in 2004 resulted from our expanded sales and marketing efforts into the growing private and parochial school markets and the revenue generated from the new distribution agreements with several publishers.
      We have exclusive sales and marketing agreements with two major college publishers who do not have divisions to sell their books into the high school market. The distribution agreements cover all sales made by these publishers to the K–12 market including each publisher’s college products and certain trade and professional products. We have also entered into semi-exclusive (exclusive for certain market segments and geographical areas) distribution agreements with four additional publishers. We have created a publishing program to produce proprietary college preparation supplements and ancillary materials and we published the first of these products late in the third quarter of 2004. These products will not compete with any of our existing publisher agreements and will be crafted as supplements to help teachers and students with college preparation studies.
      The loss of either major college publisher agreement would have a material adverse effect on our revenue and net income. One of the agreements has been in place for fourteen years and will expire in September 2006 unless renewed. The other agreement has been in place for eight years and was renewed in November 2004. The renewed agreement has an expiration date of September 2008.

Instruction
      Historically, the instruction product line consisted of remedial and multicultural products. Both include a mix of proprietary and distributed titles. Our sales and marketing emphasis is on proprietary products, and we use distributed products to round out or fill in a full catalog of product offerings for our customers. Revenue for this product line was $0.8 million in 2004 compared to $1.4 million in 2003 and $1.3 million in 2002. The decrease in revenue for this product line in 2004 reflects our decision to shift our strategic focus away from the existing products within this product line. We have no plans at this time to update any remedial or multicultural titles, and will not seek new title development in these two areas. Instead, we are investing in new instructional products that align with state standards in mathematics, reading, and language arts for grades 2–12. We published the first of these new products late in the fall of 2004.

Professional Development
      In late December 2004, we released our first professional development products, which are print-based products for the continuing education of teachers. Our proprietary Highly Qualified Teacher or “HQTtm” modules are designed to meet the professional development content standards promulgated by states under the NCLB, as well as the federal Highly Qualified Teacher standards. In addition to beginning proprietary publishing in the professional development market niche, we entered into a nonexclusive school distribution agreement with one of the largest professional development associations. Because we released the first of these products and executed the distribution agreement in late December, we had no revenue from this product line in 2004.

Gross Profit and Cost of Revenue
      Gross profit increased to $15.2 million in 2004 from $12.5 million in 2003 and $7.8 million in 2002. The increase in gross profit is a result of both revenue growth and an increase in gross profit percentage. Gross profit percentage was 46.7%, 45.0% and 41.3% in 2004, 2003 and 2002 respectively. The gross profit percentage increase in both 2004 and 2003 was primarily due to an increase in revenue from proprietary products as percentage of total revenue. Proprietary products have a higher gross margin than the distributed college preparation titles. These increases in gross profit percentage were offset by increases in prepublication amortization expense. Our prepublication amortization expense increased to 10.3% of revenue in 2004 from 8.1% of revenue in 2003 and 6.4% of revenue in 2002, due to an increase in the number of books published.
      Cost of revenue consists of two components, direct costs and amortization of prepublication costs for proprietary products. Direct costs consist of (1) product cost, which includes paper, printing, binding, and prepress costs for proprietary products and product purchases for distributed products, (2) royalties on proprietary products, and (3) warehousing and shipping costs for all products.
      Product cost increased in overall dollars but decreased as a percentage of revenue to 34.7% in 2004 from 37.9% of revenue in 2003 and 47.9% in 2002. The reduction in product cost as a percentage of revenue is due to changes in product mix as proprietary products continue to increase as a percentage of total revenue. In 2004, revenue for proprietary products increased $3.8 million from 63.3% of revenue in 2003 to 65.9% in 2004. In 2003, revenue for proprietary products increased $8.8 million from 46.8% of revenue in 2002 to 63.3% in 2003. Our proprietary products have a lower product cost than the products we purchase from other publishers.
      Prepublication costs include one-time expenses associated with developing and producing new or revised proprietary products, which include all editorial expenses, writing, page design and makeup, art and other permissions, prepress, and any other costs incurred until the completion of the product. These prepublication costs also include expenses incurred for other forms of product development, such as expert reviews. Such product development usually involves creating sample lessons for each content area of a prospective title; we then obtain feedback on these samples, which we apply to the creation of the rest of the book. Prepublication costs are capitalized and expensed over a three or five year period beginning on the in-stock date of new and revised products. We believe our amortization policy is in line with industry practice. For 2004, we amortized $3.3 million of prepublication costs as compared to $2.2 million in 2003 and $1.2 million in 2002. In book publishing, prepublication expenditures serve as an important financial indicator of a company’s commitment to new product development. For 2004, our prepublication expenditures increased 74.5% and were $8.0 million compared to $4.6 million in 2003. For 2003, our prepublication expenditures increased 35.3% compared to $3.4 million in 2002.

Selling, General and Administrative Expenses

				% Increase

	2004	2003	2002	’04 vs. ’03	’03 vs. ’02

Selling, General and Administrative	$12,785,312	$10,441,285	$6,739,359	22.4%	54.9%
      Selling, general and administrative expenses increased by $2.3 million from 2003 to 2004 and by $3.7 million from 2002 to 2003. As a percent of total revenue, these expenses increased to 39.3% of revenue in 2004 compared to 37.5% of revenue in 2003 and 35.8% of revenue in 2002.
      The selling and marketing expenditures portion of the total was $8.8 million in 2004 compared to $7.0 million in 2003 and $3.8 million in 2002. As a percent of revenue it increased to 26.9% in 2004 from 25.6% in 2003 and 20.6% in 2002. The 1.3% point increase as a percent of revenue in 2004 is primarily related to an increase in the commission expense paid to third party sales representatives (1.1%). The 5.0% increase as a percent of revenue in 2003 is due to an increase in compensation expense for marketing and selling personnel (1.1%), an increase in commission expense paid to third party sales representatives (3.3%), and an increase in marketing and advertising expense (0.6%) needed to support our growth.
      The general and administrative expenditures portion of the total was $4.0 million in 2004 compared to $3.4 million in 2003 and $2.9 million in 2002. Salaries, benefits, and taxes increased by $300,000 in 2004 and by $399,000 in 2003. The balance of the increase was related to general office and computer expense and to increased consulting expense related to the new product launches.
Liquidity and Capital Resources

Cash Flows and Sources of Liquidity
      Net cash provided by operating activities for 2004 was $4.8 million compared to $4.6 million in 2003 and $2.8 million in 2002. In 2004 and 2003, cash was primarily provided by our predepreciation and amortization profitability, and an increase in accounts payable, offset primarily by an increase in accounts receivable, inventory and prepaid expenses. In 2002, cash was primarily provided by our predepreciation and amortization profitability, reductions in inventory, advance royalties and an increase in accounts payable, offset primarily by an increase in accounts receivable and prepaid expenses.
      Accounts receivable and accounts payable increased as a result of increased revenue and the costs associated with such revenue. Inventory increased in 2004 and 2003 due to expanded product offerings and decreased in 2002 due to improved controls and forecasting.
      Net cash used in investing activities was $8.5 million in 2004, consisting of primarily prepublication expenditures of $8.0 million and equipment purchases of $387,000. Net cash used in investing activities was $5.0 million in 2003, consisting primarily of prepublication expenditures of $4.6 million and equipment purchases of $377,000. Net cash used in investing activities in 2002 was approximately $3.6 million, consisting of prepublication expenditures of $3.4 million and equipment purchases of $210,000.
      Net cash provided by financing activities was $3.3 million in 2004, consisting primarily of net borrowings under our line of credit and proceeds from issuance of new capital leases, offset by repayments on long term debt. Net cash provided by financing activities was $500,000 in 2003, consisting primarily of the proceeds from the sale of common stock and payments received on notes receivable, offset primarily by the repayment of borrowings under our line of credit. Net cash used in financing activities was $327,000 in 2002, consisting primarily of repayment of borrowings under our line of credit and principal payments on long term obligations of $42,000, offset by the issuance of additional debt and capital leases of approximately $1.2 million.
      We have a $6.5 million financing arrangement with a financial institution. The arrangement includes three separate revolving lines of credit. The arrangement provides for advances up to $4 million, subject to borrowing base restrictions limited to 80 percent of eligible accounts receivable and 35 percent of inventory. The second line of credit is for up to $2 million and the third line of credit is for $500,000. These lines of credit expire in February 2006. All three lines of credit bear interest at LIBOR plus 2.25 percent. At December 31, 2004, $2.6 million was outstanding under this arrangement, and an additional $2.6 million was still available under the facility.
      We also have an arrangement for a five-year reducing revolving line of credit, which expires in November 2008, in the amount of $500,000 at an interest rate of LIBOR plus 2.25 percent. At December 31, 2004, $433,000 was outstanding under this arrangement.
      Total borrowings are secured by substantially all our assets and are subject to certain financial covenants which, among other things, require us to maintain a certain fixed charge coverage and debt-to-cash earnings ratios. The agreements also restrict the payment of dividends without the consent of the financial institution.

      In December 2002, we borrowed $1 million under a subordinated convertible note payable to our largest stockholder. The terms of this note provided for quarterly interest payments at a rate of 10 percent, a scheduled maturity date of December 30, 2004, and conversion of the note into common stock if we secured a certain level of debt financing. In February 2003, when we obtained a new $6.5 million financing agreement, this note, plus accrued interest, was converted into 289,785 shares of common stock at a conversion price of $3.50 per share.
      In November 2003, we sold 277,778 shares of our common stock to our largest stockholder at a price of $3.60 per share pursuant to exemptions provided under Section 4(2) of the Securities Act of 1933 and the rules promulgated thereunder.
      A summary of our contractual cash obligations at December 31, 2004, are as follows:

		Payments due by Period

Contractual Cash Obligations	Total	2005	2006	2007	2008	2009

Capital leases (incl. interest portion)	$570,000	$306,000	$185,000	$79,000	$—	$—
Operating leases	2,528,000	535,000	573,000	559,000	474,000	387,000

Total	$3,098,000	$841,000	$758,000	$638,000	$474,000	$387,000

      We believe that our cash and borrowing availability under our lines of credit, together with cash generated from operations will be sufficient to meet our normal cash needs in 2005. We intend to continue investing in prepublication costs for our proprietary products using cash generated from operations, a portion of the net proceeds from this offering and borrowings under our existing lines of credit or new lines of credit. After 2005, we expect to require additional debt or equity financing to fund our investment in proprietary products for additional states, additional grades and additional subject areas.

Product Development and Capital Expenditures
      We actively developed products in both 2004 and 2003. Our prepublication expenditures in 2004 of $8.0 million were at record levels, an increase of 74.5% from 2003. The principal factor affecting our level of product development expenditures is the number of titles being developed or revised. We entered one new state in 2004 and two new states in 2003 with test preparation and assessment materials and supplemented existing states with revisions of older titles and additional books. In addition, in 2004 we incurred product development costs in connection with the development of our new supplemental and college preparation proprietary products as well as our proprietary Highly Qualified Teacher or “HQTtm” products in the professional development market niche. In 2003, we committed additional resources to strengthening both the internal book production and editorial departments and added outside editorial and author development capabilities needed to support our ambitious 2004 test preparation and assessment publishing plan.
      The state test preparation and assessment market continues to grow, as the states demand higher academic performance from students. Most states have high-stakes testing requirements, which mean that students, teachers and administrators are rewarded for positive test performance or penalized for poor performance. The federally legislated Elementary and Secondary Education Act, as amended through the NCLB has considerably enhanced support for state standards and testing by mandating reading and mathematics tests of all students in grades 3-8 beginning in the 2005-2006 school year. The NCLB also requires that states test students in reading and mathematics at least once in grades 10-12. Presently, we publish test preparation and assessment products for various grades in eleven states.
      During 2005, we intend to publish testing material for additional states while continuing to supplement existing states with additional products. We also plan to expand our offering of Measuring Up e-Pathtm, our first proprietary technology product. Measuring Up e-Pathtm is an electronic, Internet-based assessment and scoring product.

      We are implementing our strategy to develop new supplemental educational products that align with state standards in mathematics, reading, and language arts for grades 2-12. Late in 2003, we opened an editorial office in Austin, Texas which focuses on developing and publishing supplemental educational products in more traditional market niches outside test preparation and assessment. The market alignment of the instruction and test preparation and assessment products is essential to this strategy so that both product lines are suitable for sale to an identical customer base. We published the first of these products late in the fourth quarter of 2004.
      We have no plans at this time to update any student-at-risk or multicultural titles, and will not seek new title development in these two areas.
      We have created a publishing program to produce proprietary college preparation supplements and ancillary materials. We published the first of these products in the third quarter of 2004. These products will not compete with any existing publisher agreements and will be crafted as supplements to help teachers and students with their college preparation studies.
      Our strategic growth plan emphasizes the internal development of test preparation and assessment product lines. Under favorable circumstances, we would consider an acquisition to supplement our growth plan.
Selected Quarterly Financial Data
      The supplemental educational materials publishing business is seasonal, cycling around the school year that runs from September through May. Typically, the major marketing campaigns, including mailings of new catalogs and focused sales efforts, begin in September when schools reopen. This is the period when publishers provide sample books to teachers, free-of-charge, for review and purchase consideration. General marketing efforts, including additional sales and marketing campaigns, catalog mailings, and complimentary copies, continue throughout the school year. Teachers and districts generally review and consider books throughout the school year, make their decisions in the winter and spring, and place their purchase orders with the district office or other administrative units at that time. During spring and summer, the district offices process purchase orders and send them to publishers.
      Historically, we receive approximately 52–56% of purchase orders between July and September. The remainder of the year is slower for sales of most product lines. An exception is the test preparation and assessment product line, for which purchases occur near the time the state tests are administered, as well as during the summer months for summer programs that provide students with either extra test preparation or remedial support for the upcoming school year.
      The seasonality of the supplemental educational materials market means that our fiscal year (which is based on the calendar year) does not coincide with the school purchase year. New product development and launch, as well as expenses, must be planned around the school year. We receive and fulfill customer orders throughout the year. The seasonality of the college preparation product line is significantly different than that of the instruction and test preparation and assessment product lines. For each product line, revenue by quarter in 2004 and 2003 was approximately as follows:

	2004 Quarter Ended				2003 Quarter Ended

	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31

Test preparation and assessment	21%	27%	28%	24%	18%	19%	30%	33%
College preparation	7%	26%	57%	10%	6%	24%	61%	9%
Instruction	18%	36%	28%	18%	16%	20%	38%	26%

      The following table sets forth selected financial information for each of the eight quarters in the two-year period ended December 31, 2004. This unaudited information has been prepared by us on the same basis as the consolidated financial statements and includes all normal recurring adjustments necessary to present fairly this information when read in conjunction with our audited consolidated financial statements and the notes thereto.

	2004 Quarter Ended				2003 Quarter Ended

	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31

	(In thousands, except per share data)
Net revenue	$5,231	$8,644	$12,417	$6,195	$3,778	$5,787	$11,511	$6,739
Gross profit	2,636	3,989	5,430	3,130	1,920	2,443	4,625	3,533
Net income (loss)	(105)	426	1,170	(81)	(122)	114	969	257
Net income (loss) per common share:
Basic	$(0.03)	$0.11	$0.31	$(0.02)	$(0.04)	$0.03	$0.27	$0.07
Diluted	$(0.03)	$0.11	$0.30	$(0.02)	$(0.04)	$0.03	$0.26	$0.07
Weighted average number of common shares outstanding:
Basic	3,809	3,809	3,809	3,809	3,339	3,531	3,531	3,676
Diluted	3,809	3,944	3,944	3,809	3,339	3,630	3,666	3,811
Quantitative and Qualitative Disclosures About Market Risk
      Our primary market risk results from fluctuations in interest rates. We are exposed to market risk related to interest rates. Based on average floating rate borrowing of $1.6 million, a one percent change in the applicable rate would have caused our interest expense to change by approximately $16,000. We believe that these amounts are not material to our earnings.

OUR BUSINESS
Overview and Company History
      We publish, distribute and market supplemental educational materials, including books, technology, classroom assessment tools and professional development materials, for the K-12 market. We develop and sell our own proprietary products and also distribute other publishers’ products.
      Supplemental educational materials come in many forms including print, electronic, and instructional software. As used here, the term supplemental refers to all educational materials other than school supplies and basal textbooks. Teachers use supplemental educational materials to enhance or enrich textbooks and to provide different approaches to help students learn. Supplemental educational materials are predominantly soft cover books that are sold to schools through catalogs, direct mail, employee sales representatives and independent contractor sales representatives.
      The market for supplemental educational materials has been significantly impacted by the standards-based education reform movement. This movement, initiated by states and local schools in the 1980s, gained momentum in the 1990s and was crystallized as national policy in the revised Elementary and Secondary Education Act, also known as the “No Child Left Behind Act” (the “NCLB”), in 2002. The NCLB requires states, schools and school districts to conduct standardized testing of students and holds schools accountable for their progress in meeting goals. Federal funding for education under the NCLB is available only to states that have established educational standards. These requirements have brought a greater sense of urgency to existing state and local efforts to raise student achievement and have expanded nationwide the use of standards-based accountability systems to assess education quality. In response to the NCLB, all states have adopted educational standards and are implementing standards-based testing programs to measure the performance of their schools and students against those standards. As a result, there is an increased demand for standards-based supplemental educational materials for use in preparing students for these new standards-based tests and addressing the expanding need of schools for related assessment programs.
      We made expenditures for deferred prepublication costs for new and revised products of $8.0 million in 2004 and $4.6 million in 2003. Our revenue has increased by $13.7 million, or 72.6%, from 2002 to 2004, principally due to a $13.0 million increase in revenue from our test preparation and assessment products.
      The market for supplemental educational materials consists of a $2.8-$3.0 billion market of distinct niches. Our strategy is to develop and acquire products for particular niches. Our current product lines consist of supplemental educational materials in four market niches:

•	Test Preparation and Assessment: We create and sell supplemental educational materials targeted to grades 2-12 in both print and Internet formats, to help students prepare for state proficiency tests based on NCLB standards. Our proprietary Measuring Up® test preparation and assessment products are standards- based, state-customized, instruction and classroom assessment tools designed to be an integral part of a school’s instructional program throughout the school year. Our proprietary print-based Measuring Up® products are currently sold in 11 states and our recently launched Internet-based Measuring Up ePathtm product is currently sold in one state.

•	College Preparation: We have the exclusive U.S. high school distribution rights for college textbooks and related instruction materials published by two major college publishers. In 2004, we expanded our product offerings by entering into semi-exclusive (exclusive for certain market segments and geographical areas) distribution contracts with four additional publishers. In addition to these distributed products, we also began publishing our own proprietary products for the college preparation market with the release of six new products. The college preparation products that we offer are utilized in a wide range of advanced placement, honors, electives and other high level high school courses.

•	Instruction: In response to the market demands generated by the NCLB, we made a strategic decision in 2003 to shift our focus of this product line from general remedial instruction and multicultural education materials to state-specific, standards-based materials. In late 2003, we hired an editorial team in Austin, Texas to develop supplemental educational materials for this market niche. The first products from this group were published late in the fall of 2004. These materials provide supplemental instruction on particular subject areas such as reading, mathematics and language arts. We continue to distribute remedial and multicultural texts and related materials that were previously developed by us, but we are not investing in any new development for these products.

•	Professional Development: In late December 2004, we released our first professional development products, which are print-based products for the continuing education of teachers. Our proprietary Highly Qualified Teacher or “HQTtm” modules are designed to meet the professional development content standards promulgated by states under the NCLB, as well as the federal Highly Qualified Teacher standards. In addition to publishing proprietary products in the professional development market niche, we also have a nonexclusive distribution agreement under which we distribute products published by one of the largest professional development associations.
      We have been engaged in the publication, distribution and marketing of supplemental educational materials since 1990. The Peoples Publishing Group, Inc. (“PPG”), our wholly-owned subsidiary through which we conduct our business operations, was founded in 1989 by James J. Peoples, our current Chairperson, and by Diane M. Miller, our current Executive Vice President. PPG began operations upon acquiring a small supplemental educational product line aimed at providing remedial education materials to high schools.
Industry Background

School Enrollment
      The National Center for Education Statistics (“NCES”) forecasts record public school enrollment in the U.S. through 2013. The estimated fall 2004 public school enrollment of 48.2 million students set a high point and new enrollment records are expected every year through 2013. Public school pre-kindergarten through Grade 8 enrollment was projected to decline slowly between 2003 and 2005, and then rise so that the fall 2013 enrollment is 5% higher than the 2003 enrollment. Public secondary schools grades 9 through 12 are expected to increase through 2007 and then decrease. Rising immigration and the baby boom echo that began in the mid-1970s and peaked in 1990 are boosting school enrollments. As school enrollment continues to grow, schools require additional funds to hire and train teachers, build schools, and purchase instructional materials.
      NCES estimated 2004 K-12 private school enrollment at 6.1 million students. The NCES expects that private school enrollments will remain flat between 2004 and 2008.

Educational Funding
      The K-12 instructional materials industry experienced a 10.8% annual compound growth rate for the period 1995-2001. In 2002-2004 the lingering impact of a poor economy had a significant impact on spending, resulting in an annual compound growth rate of 0.8%.
      The relationship between federal, state and local school funding has been shifting over the last 30 years with local funding decreasing to 42.0% and state funding rising to 50.0%. Federal funds for school have grown to 8.0%.
      In 2002, the Congress passed and the President signed an amendment to the Elementary and Secondary Education Act (“ESEA”). The 2002 ESEA, also called the “No Child Left Behind Act,” provided the largest dollar increase ever in federal funding for education. In 2001, the federal education expenditure on programs covered by the prior ESEA was $14.8 billion. In 2004, ESEA spending increased

64% to $24.3 billion. Federal funds flow to hundreds of school programs most of which have only a small impact on the purchase of instructional materials.
      Under the NCLB, the states have revised their assessment programs to comply with the new federal mandates requiring states to administer reading and mathematics tests to all students in grades 3-8 beginning in the 2005-2006 school year. The NCLB also requires that states test students in reading and mathematics at least once in grades 10-12. Also, beginning in the 2007-2008 school year, the states will be required to test science at least once in grades 3-5, 6-9, and 10-12. States that fail to meet the new testing requirements may lose their federal funding and assistance. The new legislation has impacted every public school in the country. Standards-based products like those we create play an important role in preparing students for the new tests. The current accountability and pressure to prepare students for the state tests is a primary driver of funding for test preparation and assessment, instruction and professional development.

Supplemental Educational Materials Market
      We operate in the $2.8-$3.0 billion supplemental educational materials market, which is a subset of the larger instructional materials markets. All of our products are considered supplemental educational materials. According to the most recent study by the Association of Educational Publishers (“AEP”), supplemental educational materials sales increased 4.6% in 2002 and 3.8% in 2003. Examples of supplemental educational materials include consumable workbooks, instructional software, teacher resource materials, professional development, manipulatives, and assessment products.

Test Preparation and Assessment Market
      The accountability pressure created by high stakes testing increased market demand for quality test preparation and assessment materials. A recent survey of the K-12 assessment market by Education Market Research reported that 90.0% of the respondents use test preparation and assessment materials and that virtually all respondents maintain that these products definitely improve student test scores. Educators obtain test preparation materials from the state, school districts and publishers. We believe that test preparation and assessment materials are among the fastest growing niches in the supplemental educational materials market. As such, we expect that schools and school districts will continue to commit significant resources to purchase these materials.

College Preparation Market
      College preparation materials, which are largely supplemental educational materials, are used in high school advanced placement, honors, and college prep courses. Several factors support predictions of continued funding growth for purchases of college preparation materials including the increased emphasis on state standards, accountability, testing, competitive college entrance requirements, and an annual double-digit growth in the number of students taking the Advanced Placement® examinations. According to the College Board, 1,101,802 students took Advanced Placement® courses in 2004. From the 2000-2001 school year to the 2003-2004 school year, the number of Advanced Placement® students increased by 31.1%. High scores on the Advanced Placement® examination add to a school’s prestige and recognition as a quality school. As a result, most colleges and universities in the United States, as well as in 30 countries, recognize AP® exam results in the admission process as a sign of a student’s ability to succeed in rigorous curricula.
      In his proposed 2006 budget, the President has identified $1.5 billion in new funds to extend high school testing and accountability. The administration is proposing to increase high school assessment from one year to all four years by adding high stakes test requirements in grades 9-11 and requiring students to take the National Assessment of Educational Progress test in their senior year. If implemented, the changes would start in the 2009-2010 school year. The administration’s budget also includes $51.5 million, a $28.0 million increase, for Advanced Placement® courses. Although the appropriations are yet to be determined by Congress, it is significant that introducing increased academic rigor into U.S. high schools is a part of the President’s agenda and other voices, such as state governors and the College Board, are supporting similar proposals. We consider this emerging interest to be positive for publishers that are focused on the high school Advanced Placement®, honors, and college preparation market.

Instruction Market
      The instruction market is the print portion, often soft cover consumable books, of the larger supplemental materials market. Supplemental instruction materials are used by teachers to address a wide range of student abilities and learning requirements. Teachers feel comfortable using instruction products and value the flexibility and breadth of available materials to challenge, enrich, expand or remediate student learning. Supplemental instruction materials are often chosen over textbooks as less expensive or more effective teaching alternatives.
      The NCLB assessment requirements have produced significant data relating to student achievement and learning requirements. School report cards are available to the public and administrators, and teachers are under increasing pressure to meet “adequate yearly progress.” We expect that educators will increasingly turn to supplemental instruction to address NCLB requirements and that quality products will be in demand.

Professional Development Market
      The NCLB strongly emphasizes teacher quality as a significant factor in increasing student achievement. The NCLB requires that all teachers must be highly qualified in the core academic subjects they teach by the 2005-2006 school year. The law permits local school districts and states to define minimum content knowledge and teaching skills for highly qualified teachers as long as such definitions are consistent with the NCLB.
      School districts utilize a considerable portion, 60% or more, of professional development funding to pay salaries for mentors, coaches, and professional development staff, and to provide substitute teachers for teachers in training. Industry sources estimate, however, that $800 million is spent annually on outside consultants, materials (books, videos, journals), for-profit professional development companies, and conference registration (not including travel expenses).
      Title II of the NCLB provided $2.93 billion to improve the quality of teaching and learning in 2004. This initiative advocates for the alignment of school curricula with state standards and the integration of technology into the classroom. Title II also supports school district efforts to conduct higher order professional development training.
Business Strategy
      Our business strategy focuses on developing, publishing, marketing and selling proprietary supplemental educational materials because these products generate higher profit margins than the supplemental educational materials we distribute that are developed by others. We have developed proprietary materials for each of the four niches within the supplemental educational materials market in which we compete. Although developing these proprietary materials requires a significant capital investment, we are strategically positioned to take advantage of an appropriate mix of employees and independent contractors, permitting us to maintain control and minimize costs while maximizing our flexibility for moving quickly into a new product line.
      We are also focused on meeting the expanding demand for state-specific supplemental educational materials which assist teachers and students in meeting federal and state requirements resulting from the NCLB. Three of the four niches in which we compete capitalize on this demand.
      Most of our proprietary products are state-specific, standards-based products designed to teach various subjects at particular grade levels. We currently offer versions of our Measuring Up® products in the following eleven states: California, Florida, Georgia, Illinois, Michigan, New Jersey, New York, Ohio, Pennsylvania, Texas and Virginia. The core of our business strategy is to expand our Measuring Up® product offerings into additional subject areas and additional grade levels in each of these states and to develop state-specific materials for additional states. Our Measuring Up® products compete in the test preparation and assessment market niche. In late 2004 we also began offering complementary products in the instructional market niche and the professional development market niche.
Products
      We develop and sell proprietary supplemental educational products and distribute other supplemental educational products including books, videos, software, and Internet materials. Our products consist of supplemental educational materials in four distinct market niches.

Test Preparation and Assessment
      We create and sell supplemental educational materials targeted to grades 2-12 in both print and Internet formats, to help students prepare for state proficiency tests based on NCLB standards. Our proprietary Measuring Up® test preparation and assessment products are standards-based, state-customized, instruction and classroom assessment tools designed to be an integral part of a school’s instructional program throughout the school year. The print-based form of our proprietary Measuring Up® products is currently sold in 11 states.
      In the fall of 2003, we introduced in Texas an Internet form of our Measuring Up® products, called Measuring Up e-Pathtm. Measuring Up e-Pathtm is an Internet-delivered assessment product developed for us by Cisco Learning Institute. The Cisco Learning Institute, initially funded by Cisco Systems, Inc., is a not-for-profit organization founded in 1999 for the purpose of enhancing the way people teach and learn by integrating and advancing educational technology. Measuring Up e-Pathtm enables schools and school districts to provide classroom level assessments, which, in turn, allows for informed instruction relative to state standards. Measuring Up e-Pathtm delivers a detailed prescriptive instructional path for individual students tied into our other instructional materials or to other products in use within a school or district. The strategy is to help educators assess a child’s strengths and weaknesses relative to the state standards and then provide a Personal Prescriptive Pathtm, or individualized learning plan, for remediation. The assessment data can be aggregated, using NCLB-compliant reporting at the classroom, school and district level and can be used to drive not only student learning, but teacher professional development as well.
      In the fall of 2004, we introduced into three states a new language arts test preparation and assessment product called “Step Up to Successtm”. This new product is positioned to fill a market niche for schools looking for pretest refresher materials as well as products for after school and summer programs.
      Revenue from the test preparation and assessment product line represented 63.4% of our total revenue in 2004.

College Preparation
      We have the exclusive U.S. high school distribution rights for college textbooks and related instruction materials published by two major college publishers. The texts are sold to senior high schools for honors, college prep, and Advanced Placement® courses. One of these agreements may be terminated by the publisher if either (a) we fail to meet certain levels of purchases over two fiscal years; or (b) the publisher’s commercial interests are adversely affected by our distribution of products for another publisher. The other agreement provides that the publisher may terminate the agreement if we fail to meet certain levels of purchases, and may terminate our distribution rights with respect to particular materials, without terminating the agreement as a whole, if our sales of such materials do not constitute a specified percentage of our total purchases from such publisher. In 2004, we expanded our product offering by entering into semi-exclusive (exclusive for certain market segments and geographical areas) distribution agreements with four additional publishers.
      In 2004, in addition to these distributed products, we also began publishing proprietary supplemental educational products for the college preparation market with the release of six proprietary products.

      College preparation revenue represented 34.1% of our total revenue in 2004.

Instruction
      In response to the NCLB, we made a strategic decision in 2003 to shift our focus in the instruction market niche away from developing and distributing remedial and multicultural texts and related materials and toward developing and distributing state-specific, standards-based instruction materials. We continue to distribute remedial and multicultural texts and related materials that were previously developed by us, but we are not investing in any new development for these products. In furtherance of this shift, late in 2003, we hired an editorial team in Austin, Texas to develop standards-based reading, mathematics and language arts supplemental educational materials for this market niche. We published the first standards-based products for this market niche late in the fall of 2004.
      Revenue from the instruction product line represented 2.5% of our total revenue in 2004.

Professional Development
      In late December 2004, we released our first professional development products into one state. We expect to release additional professional development products in additional states in 2005. Our proprietary Highly Qualified Teacher or “HQTtm” modules are designed to educate teachers by meeting the professional development content standards promulgated by states under the NCLB, as well as the federal Highly Qualified Teacher standards. In addition to beginning proprietary publishing in the professional development market niche, we entered into a nonexclusive school distribution agreement with one of the largest professional development associations. Because we released the first of these products and executed the distribution agreement in late December, we had no revenue from this product line in 2004.
Product Development
      We combine our internal product development resources with outside freelance talent to develop and design our proprietary products in a cost-effective manner. We utilize a variety of outside authors, writers, editors, and development houses to develop products.
      Our editorial department is responsible for maintaining editorial quality, schedules, and budgets. We produce books through a combination of in-house staff and contracted personnel, maintaining tight in-house control. We maintain our in-house system of computer-based technology that makes it possible to complete nearly the entire production cycle in-house, resulting in digitized material.
      Once conceived, a book proposal is circulated to the management group for input. Depending on their input and additional market research, the proposal will either go forward or be terminated. If there is a favorable decision, we will contract with an appropriate author or writer. We believe we have excellent relationships with our authors.
      We solicit competitive bids from outside vendors for all of our printing. All of the printers we use are located in the United States. We do not rely on the services of any one printer.
      Our products require varying periods of development time depending upon the complexity of the graphics and design and the writing and editing process. We develop most of our multi-book programs in a six to twelve month period. We believe that our use of outside authors, illustrators, and freelancers for writing, editing, some artwork, some design, and copy editing allows us to produce the budgeted number of books per year with a relatively small staff. It also gives us the flexibility we need to continue producing and expanding our product lines and to enter niches with new product lines quickly.
      See also “Management’s Discussion and Analysis or Plan of Operations — Product Development and Capital Expenditures.”

Sales, Marketing and Distribution

Overview
      We conduct our sales activities through inside and outside sales groups, direct mail, conventions, and workshops. We believe this system is well suited to the supplemental educational materials market where purchasing decisions are typically made at the local or school level. As we grow, we plan to increase our sales and marketing infrastructure, including increases in the numbers of inside and outside sales representatives. We recently increased marketing spending for teacher workshops and staff development, sample books, exhibits, direct mail and marketing support that included web initiatives.

Integrated Catalog/ Direct Mail System
      In the 2003-2004 school year, approximately 360,000 copies of five catalogs and other promotional pieces reached our various market niches, including both proprietary and distributed products. We mail catalogs to house lists and other appropriate contact individuals at K-12 school sites throughout the United States. We generally produce and mail catalogs for each product line two to three times per year. Other direct mail efforts also take place throughout the year. Inside and outside sales representatives work collaboratively to finalize sales to our customers and prospects. A computerized contact management and database system supports our sales activities.

Website
      Our website (located at www.peoplespublishing.com) is a sales and marketing tool that provides information regarding products for standards-based instruction, college preparation, professional development materials and remedial and multicultural educational materials. The website includes additional resources for teachers including state specific links (from www.standardshelp.com), sample lessons and research information. At end of the end of 2004, we launched www.stepuppublishing.com to support our newest product line in test preparation and assessment — Step Up to Successtm. This website provides product information as well as e-commerce functionality. Contents of these websites are not incorporated into, or part of, this prospectus.

Sales Representatives
      We utilize the services of outside representatives to sell our products. At the end of 2004 we had 40 independent sales representatives and seven employee representatives in the field. Additionally, we employ 23 sales representatives who sell primarily through telemarketing. We plan to continue to market and sell our products through a mix of independent and employee sales representatives who work together to market and sell our products.

Warehouse and Distribution
      We have outsourced warehousing and distribution/shipping services to a third party warehouse and distribution company located in Brooklyn, New York. This company warehouses and ships our instruction and test preparation and assessment products. Although we operate and maintain our own internal data processing system, the services that this warehouse and distribution company provides are material to us. Orders for college preparation materials are billed by us and drop shipped by the college publishers to our customers.

Customer Base
      No customer during 2004, 2003 or 2002 represented more than 10% of our net revenue.
Competition
      The top six print-based supplemental educational publishers account for approximately 80.0% of the reported sales of supplemental educational materials. These publishers produce a wide variety of print products, including workbooks, magazines, and library/ trade books (non-textbooks) used in schools. The leading supplemental educational publishers are McGraw-Hill, School Specialty, Scholastic, Harcourt Achieve, WPC Media and Pearson Learning. There are also numerous other companies, and divisions of the large companies noted above, that are our competitors. These publishers include Great Source (instruction), Triumph Learning (test preparation and assessment), Pearson Learning, (instructional software), and Heineman (professional development). In addition, we compete with major college publishers who sell their textbooks and other products in the high school Advanced Placement® market. Many of our competitors are well established, significantly larger, and have substantially greater financial and marketing resources than we.
Protection of Proprietary Rights
      All of our books have been copyrighted in the United States with United States rights, most in the name of PPG. For all books we have created in-house, we have registered United States rights in all markets, including first and second serialization, commercial rights, electronic rights, foreign and translation rights, reprint rights, and rights to any means yet to be developed for transmitting information in any form. A few of our oldest titles are copyrighted by the author, but we have secured unlimited exclusive rights to sell and update these titles. Therefore, we own the exclusive rights to exploit the copyright in the marketplace. There are a limited number of books for which foreign rights and electronic rights will revert to the author if we do not exploit them in a given period of time, usually within two years after publication. Foreign rights are not usually lucrative for supplemental educational materials, but opportunities are considered on an individual basis. Although we believe we have adequately protected our intellectual property rights, defending or enforcing our intellectual property rights could result in substantial costs and a diversion of management’s attention and resources, which could materially affect our business, financial condition, cash flows or results of operations.
Employees
      As of December 31, 2004, we had approximately 158 employees. We have never experienced a work stoppage and our employees are not covered by a collective bargaining agreement. We believe our relations with our employees are good.

MANAGEMENT
      The following individuals constitute the current directors and executive officers of the Company:

Name	Age	Position

Brian T. Beckwith	49	President, Chief Executive Officer and Director
Diane M. Miller	52	Co-founder, Executive Vice President and Director
Michael L. DeMarco	40	Chief Financial Officer
Matti A. Prima	50	Senior Vice President of Business Development
James J. Peoples	67	Co-founder and Chairman of the Board
John C. Bergstrom	44	Director
Richard J. Casabonne	60	Director
Anton J. Christianson	52	Director
James P. Dolan	55	Director
      Information with respect to the business experience and affiliations of our directors and executive officers is set forth below.
      Brian T. Beckwith has been the President and Chief Executive Officer of the Company and PPG and a director of the Company since December 2001. From 2000 to December 2001, he was a principal in Beckwith & Associates, a publishing advisory firm specializing in start-ups, acquisitions, and Internet business development. From 1998 to 2000, he was President and Chief Operating Officer of Grolier, Inc., a publisher and direct marketer of children’s books and other educational products.
      Diane M. Miller is a Co-founder of the Company and has been the Executive Vice President of the Company and PPG since 1989 and a director of the Company since 1998. Her educational publishing experience encompasses general management, product development, strategic planning, market research, writing, curriculum development, editorial, marketing, production, and professional development.
      Michael L. DeMarco has been Chief Financial Officer of the Company and PPG since May 2002 and was Vice-President of Finance and Operations of the Company and PPG from May 1999 to April 2002.
      Matti A. Prima has been the Senior Vice President of Business Development since August 1999, and has responsibility for all sales and marketing of the state-specific standards testing and assessment materials that we publish.
      James J. Peoples is a Co-founder of the Company and Chairman of the Board. He has been a director of the Company since 1998. Mr. Peoples was the President and CEO of the Company and PPG from its inception until December 2001, when Mr. Peoples resigned as CEO and President but remained the Chairman of the Board.
      John C. Bergstrom has been a director of the Company since 1998. He has been a partner in RiverPoint Investments, Inc., a St. Paul, MN-based business advisory firm, since 1995. Mr. Bergstrom also serves as a director of a number of other companies, including Dolan Media Co., MakeMusic, Inc. (NASDAQ:MMUS), Tecmark, Inc., Mall Marketing Media, LLC, Instrumental, Inc., and Linkup, Inc. Mr. Bergstrom is also an adjunct faculty member in Finance at the University of Minnesota.
      Richard J. Casabonne has been a director of the Company since 2002. He is the founder and has been the President of Casabonne Associates, Inc., an educational research, strategy and development firm, since 1986. Since 2003, Mr. Casabonne has also served as a principal at MarketingWorks, a full service consulting firm. From October 2003 to May 2004, he served as Chief Executive Officer of TestU, an instructional assessment company based in New York City. From July 2001 to April 2002, Mr. Casabonne also served as the President and a director of the Education and Training Group of Leapfrog Enterprises, Inc. (NYSE:LF).

      Anton J. Christianson has been a director of the Company since 1998. He has been the Chairman of Cherry Tree Companies, a firm involved in investment management and investment banking since 1980. Mr. Christianson is a manager of Adam Smith Companies, LLC, which is a General Partner of School Power Limited Partnership, the Company’s largest stockholder and an affiliate of Cherry Tree Companies. Mr. Christianson serves as a director for several public and private companies including Transport Corporation of America, Inc. (NASDAQ:TCAM), AmeriPride Services, Inc., Dolan Media Company, Fair Isaac Corporation (NYSE:FIC) and Capella Education Company.
      James P. Dolan has been a director of the Company since 1999. He has been Chairman, President, Chief Executive Officer and founder of Dolan Media Company, a specialized business information company that publishes daily and weekly business newspapers in 21 U.S. markets, since 1993. Mr. Dolan also operates Counsel Press, the nation’s largest appellate legal services provider and Greene & Company, a leading business-to-business teleservices provider.
Employment Agreements
      In December 2001, we entered into an employment agreement with Brian T. Beckwith, President and Chief Executive Officer which was amended as of July 30, 2004. The agreement will continue until December 18, 2008 and will thereafter automatically be renewed for successive one-year periods unless terminated by either party by 180 days’ prior notice before the end of the contract year. The agreement contains non-competition and non-solicitation covenants which continue in effect for a period ending one year after Mr. Beckwith ceases to be employed. If we terminate Mr. Beckwith’s employment without cause or if Mr. Beckwith resigns for good reason, Mr. Beckwith is entitled to 18 months of severance. If we provide Mr. Beckwith notice of non-renewal, Mr. Beckwith is entitled to 12 months of severance. Upon termination of his employment, the agreement also provides for our repurchase right and Mr. Beckwith’s put right to us with respect to our common stock owned by Mr. Beckwith which he has acquired upon exercise of stock options and held for at least one year.
      We entered into an employment agreement with Mr. Peoples, Chairman of the Board of Directors in June 2003. The agreement has a term of five years. The agreement contains non-competition and non-solicitation covenants which continue in effect for a period ending one year after Mr. Peoples ceases to be employed. If we terminate Mr. Peoples’ employment without cause or if Mr. Peoples resigns for good reason, we will pay Mr. Peoples his salary, benefits, and incentive compensation through July 31, 2008.
      In November 2004, we amended and restated the employment agreement with Diane M. Miller, originally entered into in 1990. The amended agreement has an initial term of three years ending November 2007, and will continue thereafter for successive one-year periods unless terminated by either party at least 180 days prior to the end of the contract year. The agreement contains non-competition and non-solicitation covenants which continue in effect for a period ending one year after Ms. Miller ceases to be employed. If we terminate Ms. Miller’s employment without cause or if Ms. Miller resigns for good reason, Ms. Miller is entitled to 12 months of severance. We have a right of first refusal with respect to any share transfers of our common stock by Ms. Miller to a competitor.
      In May 2002, we entered into an employment agreement with Michael L. DeMarco, our Chief Financial Officer. The agreement provides for an initial term of three years ending May 2005, and for automatic renewals thereafter for successive one-year periods unless terminated by either party at least 90 days prior to the end of the contract year. Pursuant to these provisions, the term of the agreement has been extended to May 2006. The agreement contains non-competition and non-solicitation covenants which continue in effect for a period ending one year after Mr. DeMarco ceases to be employed by us. If Mr. DeMarco is terminated without cause or resigns for good reason, Mr. DeMarco is entitled to the lesser of 12 months or the remainder of his contract as severance.
      In July 2004, we entered into an eighteen month employment agreement with Matti A. Prima, Senior Vice President — Business Development. After the expiration of the initial term, the agreement will continue for successive one-year periods unless terminated by either party at least 90 days prior to the end of the contract year. The agreement contains non-competition and non-solicitation covenants which continue in effect for a period ending one year after Mr. Prima ceases to be employed. If we terminate Mr. Prima’s employment without cause or if Mr. Prima resigns for good reason, Mr. Prima is entitled to 100% of his salary for the lesser of 12 months or the remainder of his contract as severance.
Certain Relationships and Related Transactions
      In July 1998, before PPG became our wholly-owned subsidiary, Mr. Peoples and Ms. Miller each exercised a stock option to purchase 50,000 shares of PPG stock at $1.25 per share. These options had been granted to Mr. Peoples and Ms. Miller in 1993. PPG loaned Mr. Peoples and Ms. Miller each $62,500 to exercise such options. These nonrecourse promissory notes accrued interest at 6% per annum and were repaid in full in 2003.
      In December 2002, we borrowed $1 million under a subordinated convertible note payable to School Power Limited Partnership in which Mr. Christianson serves as Managing General Partner. The terms of this note provided for quarterly interest payments at a rate of 10 percent, a scheduled maturity date of December 30, 2004, and conversion of the note into common stock if we secured a certain level of debt financing. This note, plus accrued interest, was converted into 289,785 shares of common stock in February 2003 at a conversion price of $3.50 per share.
      In November 2003, we sold 277,778 shares of common stock to School Power Limited Partnership at a price of $3.60 per share.
      Mr. Casabonne, one of our directors, is a principal in both Casabonne Associates and Marketing Works. We paid Casabonne Associates approximately $37,000 and $27,000 in 2004 and 2003 respectively. In addition, we paid Marketing Works $53,000 and $56,000 in 2004 and 2003 respectively. No such payments were made in 2002.
Indemnification of Certain Persons
      Delaware law and our Bylaws provide that we will, under certain circumstances, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding. In addition, under certain circumstances and subject to certain limitations, such persons may also be entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. In addition, we maintain directors’ and officers’ liability insurance in the amount of $3,000,000 per occurrence.
Limitations of Director Liability
      Our certificate of incorporation limits personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by Delaware law. Such provisions eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director’s duty of loyalty to us or our stockholders, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct or knowing violation of law, liability based on payments of improper dividends, liability based on a transaction from which the director derives as improper personal benefit, and liability based on violation of state securities laws. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any amendment to or repeal of such provisions will not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

PRINCIPAL STOCKHOLDERS
      The following table sets forth information with respect to the beneficial ownership of our common stock as of March 9, 2005, and after the sale of shares in this offering, for

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person who is known by us to own beneficially more than 5% of our common stock.
      The percentage of ownership is based on 3,809,198 shares of our common stock outstanding on March 9, 2005. The table includes all securities beneficially owned by a person, as determined under Section 13(d) of the Securities Exchange Act of 1934. Beneficial ownership generally includes securities over which the person has or shares voting or investment power. Shares of our common stock subject to outstanding options held by a person that are exercisable within 60 days of March 9, 2005 are deemed to be beneficially owned by that person and to be outstanding for the purpose of computing such person’s percentage ownership, although they are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
      Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment control with respect to all shares of our common stock shown as beneficially owned by them.

	Common Stock	Percent Before	Percent After
Name and Address of Beneficial Owner	Beneficially Owned	Offering	Offering

Directors and Executive Officers
Brian T. Beckwith(1)	166,665	4.2%	3.7%
Diane M. Miller(1)(2)	312,266	8.1%	7.1%
Michael L. DeMarco(1)	52,000	1.3%	1.2%
Matti A. Prima(1)	102,857	2.6%	2.3%
James J. Peoples(2)	571,581	15.0%	13.3%
John C. Bergstrom(1)	72,816	1.9%	1.7%
Richard J. Casabonne(1)	18,500	*	*
Anton J. Christianson(1)(3)(4)	1,825,863	47.8%	42.2%
James P. Dolan(1)	45,000	1.2%	1.0%
All directors and executive officers as a group (9 persons)(1)(3)	3,167,548	73.1%	65.6%
All Other 5% Stockholders
School Power Limited Partnership(4)	1,813,363	47.6%	42.1%
Delaware State Pension Fund(5)	603,151	15.8%	14.0%
Dolphin Offshore Partners, L.P.(6)	361,887	9.5%	8.4%

*	Less than 1%

(1)	Includes shares of common stock subject to outstanding stock options exercisable within 60 days from March 9, 2005 as follows: Mr. Beckwith, 166,665 shares; Ms. Miller, 61,250; Mr. DeMarco, 52,000 shares; Mr. Prima, 100,000 shares; Mr. Bergstrom, 66,875 shares; Mr. Casabonne, 18,500 shares, Mr. Christianson, 12,500 shares; Mr. Dolan, 45,000 shares; and all executive officers and directors as a group, 522,790 shares.

(2)	The address of Mr. Peoples and Ms. Miller is 299 Market Street, Saddle Brook, New Jersey 07663-5316.

(3)	Includes ownership of 1,813,363 shares owned of record by School Power Limited Partnership, of which Adam Smith Companies, LLC is a general partner. Mr. Christianson is the manager of Adam Smith Companies, LLC. Mr. Christianson disclaims beneficial ownership of the securities owned by School Power Limited Partnership.

(4)	The address of Mr. Christianson and School Power Limited Partnership is 301 Carlson Parkway, Suite #103, Minnetonka, MN 55305.

(5)	The address of the Delaware State Pension Fund is 860 Silver Lake Boulevard, McArdle Building, Suite #1, Dover, Delaware 19904.

(6)	The address of Dolphin Offshore Partners, L.P. is 129 East 17th Street, New York, NY 10003.
DESCRIPTION OF CAPITAL STOCK
      We are authorized by our certificate of incorporation to issue an aggregate of 10,000,000 shares of capital stock, of which 8,500,000 shares are common stock, par value $.02 per share and 1,500,000 shares are preferred stock, par value $.02 per share. A description of the material terms and provisions of our certificate of incorporation affecting the rights of the common stock is set forth below.
Common Stock
      We are registering shares of our common stock hereunder. Our common stock is quoted for trading on the OTC Bulletin Board under the trading symbol “PEDH.OB.” Upon the effectiveness of this registration statement, our common stock will be quoted on the Nasdaq SmallCap Market under the symbol “PEDH.”
      As of February 10, 2005, there were 3,809,198 shares of our common stock outstanding and approximately 171 record holders of our common stock. All outstanding shares of our common stock are legally issued, fully paid and nonassessable. Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of common stock are not entitled to cumulative voting rights. Therefore, holders of a majority of the shares voting for the election of directors can elect all of our directors. The holders of our common stock are entitled to dividends in amounts and at times as may be declared by our board of directors out of funds legally available, subject to the preferential rights of the holders of any shares of our preferred stock. Upon our liquidation or dissolution, holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of preferred stock that we may issue in the future. Holders of our common stock have no redemption, conversion or preemptive rights.
Preferred Stock
      As of March 9, 2005, there were no shares of our preferred stock outstanding and we had no plans to authorize or issue any of our preferred stock. Our certificate of incorporation permits us to issue up to 1,500,000 shares of preferred stock without stockholder approval, from time to time, in one or more series and with such designation and preferences for each series as are stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. Our certificate of incorporation authorizes our board of directors to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to such series. The board of directors, without stockholder approval, may issue preferred stock with voting rights and other rights that could adversely affect the voting power of the holders of our common stock and could have certain anti-takeover effects. The ability of the board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of our company or the removal of existing management.

Outstanding Stock Options and Warrants
      We have reserved an aggregate of 1,000,000 shares of common stock for issuance under our 1998 Stock Plan. At March 9, 2005, options for 805,175 shares were outstanding under the 1998 Stock Plan, 84,827 shares had been issued pursuant to the exercise of stock options, and 109,998 shares were available for future grants under the 1998 Stock Plan. We have reserved an aggregate of 37,500 shares of common stock for issuance pursuant to a stock option grant outside the 1998 Stock Plan.
Transfer Agent and Registrar
      Wells Fargo Bank, N.A., South St. Paul, Minnesota, is the transfer agent and registrar for our common stock.
Delaware State Law Provisions with Potential Anti-Takeover Effect
      In general, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
      Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
Potential for Anti-Takeover Effects
      While the foregoing provisions of our certificate of incorporation and Delaware law may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

SHARES ELIGIBLE FOR FUTURE SALE
      Since September 10, 2004, our stock has been quoted for trading on the OTC Bulletin Board. Before September 10, 2004, there was no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect market prices prevailing from time to time. Upon completion of this offering, we will have outstanding an aggregate of 4,309,198 shares of common stock. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our “affiliates,” as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.
Sales of Restricted Shares
      As of March 9, 2005, 3,663,337 shares of common stock held by our current stockholders are “restricted securities” within the meaning of Rule 144. Of these shares, 2,644,758 shares are subject to the volume, manner of sale and other limitations under Rule 144 and 1,018,579 shares are eligible for sale under Rule 144(k). Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 144(k) promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of our common stock.
      Our directors, executive officers and largest stockholder will enter into lock-up agreements in connection with the offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Feltl and Company, which consent may be withheld in their sole discretion. Such stockholders may make gifts of our common stock within the restricted period provided the recipient agrees in advance to be bound by the lock-up restrictions. Taking into account the lock-up agreements, and assuming Feltl and Company does not release any stockholders from these agreements, the number of shares that will be available for sale in the public market will be as follows:

•	On the effective date of this prospectus, 1,664,440 shares of our common stock will be immediately available for sale in the public market, including the 500,000 shares offered by this prospectus, 145,861 existing shares that are not restricted securities and 1,018,579 existing shares that are eligible for sale under Rule 144(k); and

•	Beginning 180 days after the effective date of this prospectus, approximately 2,644,758 shares of our restricted stock will be eligible for sale subject to the volume, manner of sale and other limitations under Rule 144.
      In general, under Rule 144, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	One percent of the number of shares of common stock then outstanding, which will equal approximately 43,092 shares immediately after the offering; or

•	The average weekly trading volume of the common stock during the four calendar weeks preceding the sale.
      Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Stock Options
      We intend to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance upon exercise of options granted under our 1998 Stock Plan. The registration statement is expected to be filed some time after the closing of this offering and will become effective upon filing. Accordingly, shares registered under the registration statement will be available for sale in the open market after the effective date of the registration statement, except with respect to Rule 144 volume limitations that apply to our affiliates. See “Risk Factors — If an active trading market for our common stock does not develop, the value and liquidity of your investment in our common stock could be adversely affected.”

UNDERWRITING
      We have entered into an underwriting agreement with Feltl and Company with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, Feltl and Company has agreed to purchase from us 500,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriting agreement provides that the underwriter’s obligations to purchase our shares are subject to approval of legal matters by counsel and to the satisfaction of other conditions. The underwriter is obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if it purchases any shares.
Commissions and Expenses
      The underwriter proposes to offer the shares to the public at the public offering price set forth on the cover of this prospectus. The underwriter may offer the shares to securities dealers at the price to the public less a concession not in excess of $           per share. Securities dealers may reallow a concession not in excess of $           per share to other dealers. After the shares are released for sale to the public, the underwriter may vary the offering price and other selling terms from time to time. The underwriter will also receive a nonaccountable expense allowance equal to 3% of the public offering price set forth on the cover of this prospectus for the sale of all the shares sold (including shares sold pursuant to the overallotment to options, if any).
      The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering. These amounts are shown assuming no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares.

Payable by Us

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $          .
Warrant
      We have agreed to sell to the underwriter, for nominal consideration, a warrant (the “Underwriter’s Warrant”) to purchase up to 50,000 shares of our common stock. The Underwriter’s Warrant is not exercisable during the first year after the date of this prospectus and thereafter is exercisable at a price per share equal to 120% of the offering price for a period of four years. The Underwriter’s Warrant contains customary antidilution provisions and certain demand and participatory registration rights. The Underwriter’s Warrant also includes a “cashless” exercise provision entitling the holder to convert the Underwriter’s Warrant into shares of our common stock.
Over-Allotment Option
      We have granted to the underwriter an option, exercisable not later than 45 days after the date of this prospectus, to purchase up to an aggregate of 75,000 additional shares at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of shares offered hereby.
Lock-Up Agreement
      Except as noted below, our directors, executive officers and largest stockholder will agree with the underwriter that for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our shares of common stock or any securities convertible into or exchangeable for shares of common stock. The underwriter may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with the underwriter, other than with respect to our issuing shares pursuant to our 1998 Stock Plan or pursuant to currently outstanding options, warrants or other rights to acquire shares of our common stock. There are no agreements between the underwriter and any of our directors, or executive officers releasing them from these lock-up agreements prior to the expiration of the 180-day period.
Indemnification
      We have agreed to indemnify the underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriter may be required to make in respect of any such liabilities.
Stabilization; Short Positions and Penalty Bids
      The underwriter may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriter under the over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriter must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.
LEGAL MATTERS
      Robins, Kaplan, Miller & Ciresi L.L.P., Minneapolis, Minnesota, will pass upon the validity of the shares of common stock offered by this prospectus and other legal matters for us. Lindquist & Vennum P.L.L.P. will pass upon certain matters in connection with the offering for the underwriter.
EXPERTS
      McGladrey and Pullen, LLP, an independent registered accounting firm, has audited our consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, as set forth in their reports. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on McGladrey and Pullen, LLP’s reports, given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement on Form S-2 with the SEC for the stock to be sold under this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits identified in the registration statement for copies of the actual contract, agreement or other document.
      We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read our SEC filings, including this registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.
      The SEC allows us to “incorporate by reference” into this prospectus information we have filed with it. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the document listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than current reports on Form 8-K containing Regulation FD disclosure furnished under either Item 2.02 or Item 7.01 including any exhibits relating to information furnished under either Item 2.02 or Item 7.01 of Form 8-K) until we have sold all of the securities we have registered:

•	Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.
      If you make a request for such information, we will provide you, at no cost, a copy of any of the information incorporated by reference into this prospectus. Requests for such information should be made by writing or telephoning us at the following address:
Peoples Educational Holdings, Inc.
Attention: Michael L. DeMarco, Chief Financial Officer
299 Market Street
Saddle Brook, NJ 07663
(201) 712-0090
      You should rely only on the information provided in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Peoples Educational Holdings, Inc.
Saddle Brook, New Jersey
      We have audited the accompanying consolidated balance sheets of Peoples Educational Holdings, Inc. and Subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Educational Holdings, Inc. and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Minneapolis, Minnesota
February 25, 2005

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003

ASSETS (Note 3)
Current Assets
Cash	$134,317	$426,629
Accounts Receivable Net of Allowance for Doubtful Accounts of $40,000 in 2004 and 2003 and Allowance for Returns	2,167,814	1,760,593
Inventory	1,710,746	1,101,841
Income Taxes Receivable	101,026	—
Deferred Income Taxes (Note 5)	71,000	157,054
Advance Royalties	21,464	201,902
Prepaid Expenses and Other	357,442	154,000

Total Current Assets	4,563,809	3,802,019

Equipment — At Cost, Less Accumulated Depreciation of $920,000 in 2004 and $657,000 in 2003 (Note 6)	813,992	690,860

Other Assets
Deferred Prepublication Costs, Net (Note 2)	11,666,604	6,960,585
Deposits and Other	101,609	78,523

Total Other Assets	11,768,213	7,039,108

Total Assets	$17,146,014	$11,531,987

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Current Maturities of Long Term Obligations	$274,327	$86,998
Accounts Payable	3,911,278	3,209,138
Other Accrued Expenses	267,340	237,795
Accrued Compensation	555,091	563,838
Income Taxes Payable	—	95,874
Deferred Revenue	178,388	—

Total Current Liabilities	5,186,424	4,193,643

Long Term Obligations (Notes 3 and 6)	3,275,379	120,545
Deferred Income Taxes (Note 5)	133,000	77,000
Commitments and Contingencies (Notes 6 and 10)
Stockholders’ Equity (Notes 7 and 8)
Common Stock, $0.02 par value; authorized 8,500,000 shares; issued and outstanding 3,809,198 in 2004 and 2003	76,184	76,184
Additional Paid In Capital	4,796,829	4,796,829
Retained Earnings	3,678,198	2,267,786

Total Stockholders’ Equity	8,551,211	7,140,799

Total Liabilities and Stockholders’ Equity	$17,146,014	$11,531,987

See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002

Revenue, net	$32,487,170	$27,814,648	$18,825,224
Cost of Revenue
Direct Costs	13,963,631	13,049,452	9,846,294
Prepublication Cost Amortization	3,338,293	2,244,664	1,212,366

Total	17,301,924	15,294,116	11,058,660
Gross Profit	15,185,246	12,520,532	7,766,564
Selling, General and Administrative Expenses	12,785,312	10,441,265	6,739,359

Income from Operations	2,399,934	2,079,267	1,027,205
Nonoperating Expense
Interest	(89,572)	(109,709)	(96,235)
Other	(21,950)	(8,285)	(6,788)

Income Before Income Taxes	2,288,412	1,961,273	924,182
Federal and State Income Tax Expense	878,000	743,000	349,000

Net Income	$1,410,412	$1,218,273	$575,182

Net Income per Common Share
Basic	$0.37	$0.35	$0.18
Diluted	$0.34	$0.34	$0.17

Weighted-average Number of Common Shares Outstanding
Basic	3,809,198	3,519,677	3,216,933
Diluted	4,208,617	3,620,662	3,302,742

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

		Additional
	Common	Paid-In	Accumulated	Notes
	Stock	Capital	Earnings	Receivable	Total

Balance, December 31, 2001	$64,338	$2,780,190	$474,331	$(150,650)	$3,168,209
Interest on notes receivable from issuance of common stock	—	7,500	—	(7,500)	—
Net Income	—	—	575,182	—	575,182

Balance, December 31, 2002	64,338	2,787,690	1,049,513	(158,150)	3,743,391
Interest on Notes Receivable from issuance of Stock	—	2,821	—	(2,821)	—
Payment on Notes Receivable	—	—	—	160,971	160,971
Exercise of Stock Options	799	56,516	—	—	57,315
Repurchase of Common Stock	(224)	(38,928)	—	—	(39,152)
Conversion of Notes Payable and Accrued Interest into Common Stock	5,715	994,285	—	—	1,000,000
Sale of Common Stock	5,556	994,445	—	—	1,000,001
Net Income	—	—	1,218,273	—	1,218,273

Balance, December 31, 2003	76,184	4,796,829	2,267,786	—	7,140,799
Net Income	—	—	1,410,412	—	1,410,412

Balance, December 31, 2004	$76,184	$4,796,829	$3,678,198	$—	$8,551,211

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002

Cash Flows From Operating Activities
Net Income	$1,410,412	$1,218,273	$575,182
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	263,368	187,273	159,864
Amortization of Prepublication Costs	3,338,293	2,244,664	1,212,366
Deferred Income Taxes	139,000	50,000	28,000
Changes in Assets and Liabilities
Accounts Receivable	(407,221)	(635,719)	(137,271)
Inventory	(608,905)	(117,172)	441,734
Prepaid Expense and Other	(155,540)	(90,368)	(62,206)
Advance Royalties	135,590	133,142	310,078
Deposits and Other	(1,605)	1,867	4,844
Income Taxes Receivable	(101,026)	—	—
Accounts Payable and Accrued Expenses	722,938	1,643,340	365,148
Accrued Royalty Payable	—	(61,000)	—
Deferred Revenue	178,388	—	—
Income Taxes Payable	(95,874)	61,909	(81,000)

Net Cash Provided by Operating Activities	4,817,818	4,636,209	2,816,739

Cash Flows From Investing Activities
Purchases of Equipment	(386,500)	(377,437)	(210,236)
Expenditures for Prepublication Costs	(8,044,312)	(4,608,789)	(3,405,974)
Expenditures for Intangible Assets	(21,481)	(36,006)	—

Net Cash Used in Investing Activities	(8,452,293)	(5,022,232)	(3,616,210)

Cash Flows From Financing Activities
Net Borrowings (Payments) Under Line of Credit	3,043,187	(600,000)	(800,000)
Proceeds from Exercise of Stock Options	—	57,315	—
Payments Received on Notes Receivable	—	160,971	—
Proceeds from Issuance of Long Term Obligations and Capital Leases	512,780	—	1,169,373
Proceeds from the Sale of Common Stock	—	1,000,001	—
Repurchase of Common Stock	—	(39,152)	—
Principal Payments on Long Term Obligations	(213,804)	(78,954)	(41,972)

Net Cash Provided by Financing Activities	3,342,163	500,181	327,401

Net Increase (Decrease) in Cash	(292,312)	114,159	(472,070)
Cash
Beginning of Period	426,629	312,470	784,540

End of Period	$134,317	$426,629	$312,470

Supplemental Cash Flow Information
Cash Payments for:
Interest	$89,572	$109,709	$96,237
Income Taxes	935,900	670,869	402,000

Supplemental Schedule of Noncash Investing and Financing Activities: Conversion of Note Payable and Accrued Interest to Common Stock	$—	$1,000,000	$—

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Nature of Business and Significant Accounting Policies
      Nature of business: Peoples Educational Holdings, Inc. (PEH), through its wholly owned subsidiary, The Peoples Publishing Group, Inc. (PPG), publishes and markets its own supplementary educational textbooks and materials for K–12 school market. The materials are predominantly state-specific and standards-based, focused on state-required tests, and predominantly softcover. PPG also publishes and distributes college textbooks and supplements to the high school advanced placement market. Marketing channels include direct and commission sales representatives, telemarketing, direct mail, and catalogs. PPG and PEH are together referred to herein as the Company.
      Principles of consolidation: The consolidated financial statements include the accounts of PEH and its wholly owned subsidiary, PPG. All significant intercompany accounts and transactions have been eliminated in consolidation.
      Cash: The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.
      Revenue recognition and accounts receivable: The Company recognizes revenue upon shipment and estimates returns if the right of return exists. The allowances for returns as of December 31, 2004 and 2003 were $433,000 and $595,000, respectively. These allowances are recorded as a reduction of accounts receivable. The Company recognizes shipping and handling revenues as part of revenue, and shipping and handling expenses as part of cost of revenues on the statements of income. The Company recognizes it subscription based revenue on its Measuring Up e-Pathtm prorata over the life of the agreement.
      The Company provides credit to its customers determined on a customer-by-customer basis. Trade receivables are carried at original invoice amount less an estimate made for the doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts after reviewing individual customer accounts as well as considering both historical and expected credit loss experience. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.
      Major suppliers: For 2004, 2003 and 2002, approximately 32%, 36% and 52% of total product line revenues respectively were generated from college books and products purchased from two major college book publishers. The Company has exclusive distribution agreements with these two publishers. The loss of either of these distribution agreements would have a material adverse effect on the Company’s revenues and net income.
      Inventory: Inventory is stated at the lower of cost or market, which is determined using the first-in, first-out method. Inventory consists entirely of finished goods. Inventory on the consolidated balance sheet is reflected net of reserves for write-downs or non-salability of $70,000 and $187,000 in 2004 and 2003, respectively.
      Deferred prepublication costs: Prepublication costs include one-time expenses associated with developing and producing new or revised proprietary products, which include all editorial expenses, writing, page design and makeup, art and other permissions, prepress, and any other costs incurred up to the print/bind stage of the books. These prepublication costs also include expenses incurred for other forms of product development, such as expert reviews. Prepublication costs are capitalized and are amortized over a three or five year period (the estimated minimum lives of the related publication) using the straight-line method beginning on the in-stock date of the publication.
      Prepaid catalogs and marketing expense: The cost of catalogs which have not been completed or delivered to customers is carried as a prepaid expense until the actual date of completion and mailing. Catalog expense is recognized in the consolidated statements of income in the period in which the catalogs

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
are mailed or distributed. Marketing expense, excluding catalog expense, was $1,195,434, $922,133 and $502,598 for 2004, 2003 and 2002, respectively.
      Depreciation: Equipment is recorded at cost. Depreciation is provided over the equipment’s estimated useful lives of five to seven years using the straight-line method. Maintenance and repairs are charged to expense as incurred, and major renewals or improvements are capitalized. On sale or retirement of equipment, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of current operations.
      Accounting for long-lived assets: Long-lived assets, such as equipment, deferred prepublication costs, and other assets with finite lives, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This is accomplished by comparing their carrying value with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds fair value (estimated discounted future cash flows or appraisal of assets) of the long-lived assets. To date, management has determined that no impairment of long-lived assets exists.
      Income taxes: The Company accounts for deferred taxes on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.
      Deferred taxes are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.
      Basic and diluted net income per share: Basic per share amounts are computed, generally, by dividing net income by the weighted-average number of common shares outstanding. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments (see Note 8 for information on stock options) unless their effect is antidilutive, thereby increasing the income per common share. The impact of stock options on the diluted weighted average shares was to increase the weighted average shares outstanding by 399,419, 100,985 and 85,809 for each of the years, respectively, in the period ended December 31, 2004.
      Stock-based compensation: The Company grants options to its employees under its 1998 Stock Option Plan as described in Note 8. As permitted by accounting principles generally accepted in the United States of America, these grants are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, compensation cost has been recognized for those grants whose exercise price is less than the fair market value of the stock on the date of grant. There was no compensation expense recorded for employee grants for the years ended December 31, 2004, 2003 and 2002.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Had compensation cost for the options been determined based on the fair values at the grant date consistent with the provisions of FASB Statement No. 123, the Company’s net income and net income per basic and diluted common share would have been as indicated below:

	Years Ended December 31

	2004	2003	2002

Net Income, as reported	$1,410,412	$1,218,273	$575,182
Deduct total stock-based employee compensation expense determined under the fair value-based method for all awards	(261,813)	(249,141)	(246,781)

Net Income, proforma	$1,148,599	$969,132	$328,401

Basic net income per common share:
As reported	$0.37	$0.35	$0.18
Pro forma	0.30	0.28	0.10
Diluted net income per common share:
As reported	0.34	0.34	0.17
Pro forma	0.27	0.27	0.10
      The above pro forma effects on net income and net income per basic and diluted common share are not likely to be representative of the effects on reported net income or net income per common share for future years because options vest over several years and additional awards generally are made each year.
      In December 2004, the Financial Accounting Standards Board (“FASB”) published FASB Statement No. 123 (revised 2004), Share-Based Payment (“FAS 123(R)” or the “Statement”). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FAS 123(R) is a replacement of FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance. The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.
      The Company will be required to apply FAS 123(R) as of the beginning of its first interim period that begins after June 15, 2005, which will be the third quarter of 2005. FAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. Under the modified prospective transition method, an entity would use the fair value based accounting method for all employee awards granted, modified, or settled after the effective date. As of the effective date, compensation cost related to the nonvested portion of awards outstanding as of that date would be based on the grant-date fair value of those awards as calculated under the original provisions of Statement No. 123; that is, an entity would not remeasure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date of FAS 123(R). An entity will have the further option to either apply the Statement to only the quarters in the period of adoption and subsequent periods, or apply the Statement to all quarters in the fiscal year of adoption. Under the modified retrospective method of transition, an entity would revise its previously issued financial statements to recognize employee compensation cost for prior periods presented in accordance with the original provisions of Statement No. 123.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Management has not yet completed their study of the transition methods or made any decisions about how the Company will adopt FAS 123. However, the pro forma net income effect of using the fair value method for the past three fiscal years is presented in the table above. The pro forma compensation costs presented in the table above and in prior filings for the Company have been calculated using a Black-Scholes option pricing model and may not be indicative of amounts which should be expected in future years. No decisions have been made as to which option-pricing model is most appropriate for the Company for future awards.
      Fair value of financial instruments: The financial statements include the following financial instruments and methods and assumptions used in estimating their fair values: for cash, the carrying amount is fair value, and for trade accounts receivable, accounts payable, and line-of-credit debt, the carrying amounts approximate their fair values due to either the short-term nature of these instruments or the variable nature of the interest rate. No separate comparison of fair values versus carrying values is presented for the aforementioned financial instruments since their fair values are not significantly different than their balance sheet carrying amounts. In addition, the aggregate fair values of all financial instruments would not represent the underlying value of the Company.
      Use of estimates: In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include allowance for returns and obsolete inventory and the estimated lives of deferred prepublications costs. Actual results could differ from those estimates.

Note 2.	Deferred Prepublication Costs
      The activities in deferred prepublication costs for the years ended December 31, 2004 and 2003, are as follows:

	2004	2003

Prepublishing costs, net, beginning of year	$6,960,585	$4,596,460
Prepublication cost additions	8,044,312	4,608,789
Amortization expense	(3,338,293)	(2,244,664)

Prepublishing costs, net, end of year	$11,666,604	$6,960,585

      The future amortization expense of deferred prepublication costs at December 31, 2004 is estimated to be as follows:

For the year ending December 31
2005	$3,977,986
2006	3,460,578
2007	2,201,957
2008	1,250,501
2009	775,582

Note 3.	Financing Arrangements
      Line of credit agreements: The Company has a $6,500,000 financing arrangement with a financial institution. The arrangement includes three separate revolving lines of credit. The arrangement provides for advances up to $4,000,000, subject to borrowing base restrictions limited to 80 percent of eligible accounts

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
receivable and 35 percent of inventory. The second line of credit for up to $2,000,000 and a third line of credit is for $500,000. These lines of credit expire in February 2006. All three lines of credit bear interest at LIBOR plus 2.25 percent. At December 31, 2004 $2.6 million was outstanding under this arrangement and $2.6 million was available under the facility.
      The Company also has an arrangement for a five-year reducing revolver, which expires in November 2008 in the amount of $500,000 at an interest rate of LIBOR plus 2.25 percent. At December 31, 2004, $433,000 was outstanding under this arrangement.
      Total borrowings are secured by substantially all assets of the Company and are subject to certain financial covenants, which among other things, require us to maintain a certain fixed charge coverage and debt-to-cash earnings ratios. The agreements also restrict the payment of dividends without the consent of the financial institution.
      Long-term obligations at December 31, 2004 and 2003, consisted of the following:

	2004	2003

Obligations under capital leases (Note 6)	$506,520	$207,543
Notes payable under line of credit (see above)	3,043,186	—

	3,549,706	207,543
Less current maturities	274,327	86,998

	$3,275,379	$120,545

      The future payments under capital lease obligations are reflected in Note 6.
      Convertible note payable to stockholder: In December 2002, the Company borrowed $1,000,000 under a subordinated convertible note payable to its largest stockholder. The terms of this note provided for quarterly interest payments at a rate of 10 percent with principle due December 30, 2004, and conversion into common stock if the Company secured a certain level of debt financing. As a result of the aforementioned new financing agreement in February 2003, this note, plus accrued interest, was converted into 289,785 shares of common stock at a conversion price of $3.50 per share.

Note 4.	Net Revenue by Product Line
      The Company operates as one business segment, with three major product lines. The Company’s revenues, net of returns, by major product line for the years ended December 31, 2004 and 2003, are as follows:

	2004	2003	2002

Test Preparation and Assessment	$20,611,251	$16,298,382	$7,630,256
College Preparation	11,065,052	10,134,262	9,867,939
Instruction	810,867	1,382,004	1,327,029

Total Net Revenue	$32,487,170	$27,814,648	$18,825,224

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5.	Income Taxes
      Federal and state income tax expense for the years ended December 31, 2004, 2003 and 2002 consisted of the following:

	2004	2003	2002

Current	$739,000	$693,000	$321,000
Deferred	139,000	50,000	28,000

Total	$878,000	$743,000	$349,000

      For the years ended December 31, 2004, 2003 and 2002, the income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, due to the following:

	2004	2003	2002

Computed federal income tax at statutory rate	$808,000	$690,000	$323,000
State income taxes, net of federal benefit	72,000	71,000	45,000
Benefit of income taxed at lower rate	(23,000)	(20,000)	(9,000)
Other, including nondeductible expenses, net	21,000	2,000	(10,000)

	$878,000	$743,000	$349,000

      Net deferred tax assets and liabilities are comprised of the following at December 31, 2004 and 2003:

	2004	2003

Deferred tax assets:
Allowance for doubtful accounts	$15,000	$15,000
Allowance for sales returns	167,000	229,000
Inventory allowance	66,000	89,000
Net operating loss carryforwards	57,000	63,000

	305,000	396,000

Deferred tax liabilities:
Equipment	(190,000)	(140,000)
Allowance for purchase returns	(129,000)	(179,000)
Prepaid expenses	(48,000)	—

	(367,000)	(319,000)

Net deferred tax assets (liabilities)	$(62,000)	$77,000

      The aforementioned net deferred tax assets (liabilities) are reflected on the consolidated balance sheets as follows:

	December 31

	2004	2003

Current assets	$71,000	$154,000
Noncurrent assets	(133,000)	(77,000)

Net deferred tax assets	$(62,000)	$77,000

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of December 31, 2004, the Company had approximately $168,000 of net operating loss (NOL) carryforwards available to reduce federal taxable income to 2014. Future utilization of these loss carryforwards is subject to certain limitations under provisions of the Internal Revenue Code, including limitations subject to Section 382, which relate to a 50 percent change in control over a three-year period. Such a change did take place in 1998, and the NOL carryforwards were adjusted accordingly. The Company’s ability to utilize the aforementioned NOL carryforwards is limited to approximately $17,600 per year.

Note 6.	Commitments
      Operating leases: The Company is leasing its premises under certain operating leases. The lease of the corporate office was extended in 2004 due to additional acquired office space and expires in October 2009. The Company also leases office space in Austin, Texas and Columbus, Ohio, which expire in February 2008 and November 2007, respectively. The Company also leases certain office equipment under operating leases.
      Future minimum rental obligations under operating leases are as follows:

Years ending December 31:
2005	534,660
2006	573,132
2007	558,702
2008	474,038
2009	387,285

$2,527,817

      Rent expense under the aforementioned operating leases was $392,000, $264,000 and $216,000 in 2004, 2003 and 2002, respectively.
      Capital leases: The Company also has capital leases for the use of certain office equipment. Lease terms are generally three to five years. Effective interest rates on these obligations ranges from seven to twelve percent.
      A summary of equipment under capital leases as of December 31, 2004 and 2003, is as follows:

	2004	2003

Office equipment	$872,855	$360,082
Less accumulated depreciation	374,623	177,078

	$498,232	$183,004

      Approximate minimum annual lease payments under capital leases are as follows:

Years ending December 31:
2005	305,634
2006	185,270
2007	79,148

570,052
Less amount representing interest	63,532

Present value of minimum lease payments (included in long-term debt — Note 3)	$506,520

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Employment agreements: The Company has employment agreements with certain executive officers, which provide severance benefits in the event the Company, without cause, terminates such officers.

Note 7.	Capital Stock
      Authorized capital stock: The Company has authorized 10,000,000 shares of capital stock, of which 8,500,000 are designated as common shares and 1,500,000 are designated as preferred shares.

Note 8.	Stock Options
      As discussed in Note 1 to the financial statements, the Company accounts for employee stock-based compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The pro forma fair value of each option grant as presented in Note 1 to the financial statements is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants: no dividends, risk-free interest rates of 4.0 percent in 2004, 3.8 percent in 2003, and between 3.3 percent and 4.2 percent in 2002, expected lives of seven to ten years, and expected stock volatility of approximately 50 to 55 percent.
      The 1998 Stock Option Plan (the Plan) permits the granting of incentive stock options and nonqualified options. A total of 1,000,000 shares of the Company’s common stock have been reserved for issuance pursuant to options granted under the Plan.
      A summary of stock option activity is as follows:

	Weighted-		Weighted-
	Average		Average
	Grant Fair		Exercise
	Value	Shares	Price

Outstanding at December 31, 2001	$1.20	481,664	$2.70
Granted	0.95	231,900	3.00

Outstanding at December 31, 2002	1.12	713,564	2.80
Granted	1.22	50,500	3.60
Exercised	0.53	(35,889)	1.20

Outstanding at December 31, 2003	1.16	728,175	2.93
Granted	2.13	89,000	4.34

Outstanding at December 31, 2004	$1.27	817,175	$3.09

		Options Outstanding		Options Exercisable

		Weighted Avg
	Number	Remaining		Number
	Outstanding	Contractual Life	Weighted Avg	Exercisable at	Weighted Avg
Range of Exercise Prices	at 12/31/04	Years	Exercise Price	12/31/04	Exercise Price

$1.20	54,375	2.58	$1.20	54,375	$1.20
$3.00	583,800	6.27	3.00	426,450	3.00
$3.50 to $3.60	106,000	6.73	3.56	68,750	3.54
$4.50	73,000	7.58	4.50	6,250	4.50

$1.20 to $4.50	817,175	6.20	$3.09	555,825	$2.91

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2004, a total of 135,498 options were available for grant. At December 31, 2003 and 2002, 435,099 and 340,014 options were exercisable at a weighted average exercise price of $2.83 and $2.56 respectively.
      Prior to 2000, two officer/stockholders exercised options to purchase shares of Company stock. The shares were issued in exchange for $125,000 of nonrecourse promissory notes receivable bearing interest at 6 percent per annum. The notes, plus all accrued interest, were due on July 31, 2003, and were collateralized by the shares acquired. For financial reporting purposes, the notes receivable were accounted for as a reduction of stockholders’ equity. These notes were repaid in May 2003.

Note 9.	Related-Party Transactions
      Mr. Casabonne, one of the Company’s directors is a principal in both Casabonne Associates and Marketing Works. The Company paid Casabonne Associates approximately $37,000 and $27,000 in 2004 and 2003 respectively. In addition, the Company paid Marketing Works $53,000 and $56,000 in 2004 and 2003 respectively. No such payments were made in 2002.

Note 10.	Subsequent Event (Unaudited)
      In February 2005, the Company signed a letter of intent with an investment banker to undertake a public offering of up to 575,000 shares of its common stock, subject to regulatory approval.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Prospectus
Peoples Educational Holdings, Inc.
500,000 Shares
Common Stock
                                , 2005

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14.     Other Expenses of Issuance and Distribution
      Expenses in connection with the sale and distribution of the shares of our common stock being registered hereunder are set forth below. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee		$542
NASD filing fee		960
Nasdaq listing application fee		25,000
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Blue sky fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.
Item 15.     Indemnification of Directors and Officers
      Section 145 of the General Corporation Law of the State of Delaware provides as follows:
      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent or another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
      A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification will be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
      Our certificate of incorporation provides that we will indemnify any person, including persons who are not our directors and officers, to the fullest extent permitted by the Delaware General Corporation Law. In addition, pursuant to our Bylaws, we will indemnify our directors and officers against expenses (including judgments or amounts paid in settlement) incurred in any action, civil or criminal, to which any such person is a party by reason of any alleged act or failure to act in his capacity as such, except as to a matter as to which such director or officer shall have been finally adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation or not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. We have also entered into contractual agreements with each of our directors and officers pursuant to which we have agreed to indemnify such individuals against similar expenses incurred in connection with claims arising out of their service as a director or officer provided that such indemnification is permitted under applicable law.
      The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.
      We maintain directors and officers liability insurance for the benefit of our directors and certain of our officers.
      Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the U.S. Securities Act of 1933.
Item 16.     Exhibits

Exhibit
No.	Description

1.1	Form of Underwriting Agreement.*
1.2	Underwriter’s Warrant to purchase 50,000 shares of Peoples Educational Holdings, Inc. common stock.*
5.1	Opinion of Robins, Kaplan, Miller & Ciresi L.L.P.
10.1	Peoples Educational Holdings, Inc.’s 1998 Stock Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-KSB for the year ending December 31, 1998).
10.2	Employment Agreement between The Peoples Publishing Group, Inc. and James J. Peoples, dated June 30, 2003 (incorporated by reference to Exhibit 10 to the Registrant’s Form 10-QSB for the quarter ended June 30, 2003).
10.3	Amended and Restated Employment Agreement between The Peoples Publishing Group, Inc. and Diane M. Miller, dated July 1, 2001 (incorporated by reference to Exhibit 10.8 to the Registrant’s Form 10-KSB for the year ended December 31, 2001), as amended by Amendment to Employment Agreement dated November 19, 2004 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K dated November 22, 2004).
10.4	Second Amended and Restated Employment Agreement between the Company and Matti A. Prima dated July 1, 2004 (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-QSB for the quarter ended June 30, 2004).
10.5	Amended and Restated Employment Agreement between the Company and Michael L. DeMarco dated May 17, 2002 (incorporated by reference to Exhibit 10 to the Registrant’s Form 10-QSB for the quarter ended June 30, 2002).
10.6	Employment Agreement between the Company and Brian T. Beckwith dated December 18, 2001 (incorporated by reference to Exhibit 10.7 to the Registrant’s Form 10-KSB for the year ended December 31, 2001), as amended by Amendment to Employment Agreement dated July 30, 2004 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-QSB for the quarter ended June 30, 2004).

Exhibit
No.	Description

10.7	Distribution Agreement between The Peoples Publishing Group, Inc. and John Wiley & Sons, Inc., dated October 1, 2002.†
10.8	Distribution Agreement between The Peoples Publishing Group, Inc. and W.W. Norton & Company, dated November 1, 2004.†
23.1	Consent of McGladrey & Pullen, LLP.
23.2	Consent of Robins, Kaplan, Miller & Ciresi L.L.P. (included in Exhibit 5.1).
24.1	Powers of Attorney (included in the signature page to this registration statement).

*	to be filed by amendment

†	Pursuant to a request for confidential treatment, portions of the Exhibit have been redacted from the publicly filed document and have been furnished separately to the Securities and Exchange Commission as required by Rule 406 under the Securities Act of 1933, as amended.
Item 17.     Undertakings
      (a) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Saddle Brook, State of New Jersey, on April 5, 2005.

Peoples Educational Holdings, Inc.

By:	/s/ Brian T. Beckwith

Brian T. Beckwith
Chief Executive Officer and President
POWER OF ATTORNEY
      Each person whose signature appears below constitutes and appoints BRIAN T. BECKWITH and MICHAEL L. DEMARCO, and each of them, his or her true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement on Form S-2 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 5, 2005.

Signature	Title

/s/ Brian T. Beckwith Brian T. Beckwith	Chief Executive Officer and President, Director (Principal Executive Officer)

/s/ Michael L. DeMarco Michael L. DeMarco	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Diane M. Miller Diane M. Miller	Executive Vice President and Director

/s/ James J. Peoples James J. Peoples	Chairman

/s/ John C. Bergstrom John C. Bergstrom	Director

Signature	Title

/s/ Richard C. Casabonne Richard C. Casabonne	Director

/s/ Anton J. Christianson Anton J. Christianson	Director

/s/ James P. Dolan James P. Dolan	Director